The "can do" spirit is evident not just in our name, but in every one of our employees. We've never been more proud to bear the name American.

– Donald J. Carty


ican

AMR Corporation

2001 Annual Report

TABLE OF CONTENTS

ABOUT OUR ANNUAL REPORT

Many would say it's no coincidence that the word American ends in "I can." For the cover of this year's annual report, we felt it particularly appropriate to highlight those four letters that are also found in the name of our airline. We think they speak strongly to the indomitable spirit that has made our country great and to the spirit that helped pull our airline through an incredibly challenging year. If you'd prefer to view the annual report online, you'll find it at: http://www.amrcorp.com/ar2001/index.htm.

Letter to Shareholders, Customers and Employees

In recent years, I have had the pleasure, and the honor – in my role as Chairman and CEO of AMR – to highlight in these pages the achievements of our Company during the preceding year. In some respects, 2001 was like most other years – the American Airlines and American Eagle teams rose to meet incredible challenges, and from a strategic standpoint, we did quite a bit to position our airline for long-term competitive success.

But as everyone knows, 2001 was not just another year. It was a year that brought enormous pain and unprecedented challenges to our country, to our industry and certainly to AMR Corporation. For American Airlines, every accomplishment, indeed every other event, was overshadowed by the twin calamities of the September 11 attacks and the loss of Flight 587 in Queens, New York, on November 12.

Prior to September 11, our Company's greatest obstacle had been the slowing U.S. economy, which triggered a substantial decline in air travel generally, and business travel in particular. The previously stable relationship between industry supply and demand deteriorated badly, and as revenues fell, many of our costs continued to rise. As a consequence, AMR posted significant losses in the first half of the year.

The September 11 attacks turned a difficult year into a catastrophe. The nation's aviation system was completely shut down for several days. And though we were able to handle a slew of new security-related operational demands and get our airline up and running again, passenger traffic for the entire industry was dramatically lower. In the days and weeks following the attacks, we acted quickly by reducing our capacity to get supply and demand better aligned.

When we fly less, we need fewer aircraft, so we also hastened the retirement of many older aircraft, while eliminating others through lease returns. All told, we removed about 70 aircraft from our fleet. And as we ratcheted down capacity, we also focused very hard on reducing both capital spending and operating expenses. Earlier in the year, in response to the weakening revenue environment, we removed close to $1 billion from our 2001-2002 capital plan. In the post-9/11 environment, we took that initiative quite a bit further by drastically reducing capital spending for aircraft and non-aircraft items.

In terms of our fleet, we deferred 35 of the 45 firm 2002 deliveries until sometime beyond 2003. We also made significant cutbacks in our non-essential aircraft modifications, scaled back facilities projects in a number of cities, cut our information technology development budget and drastically cut spending on ground equipment and training simulators. All told, we were able to remove another $2.5 billion from our capital plan – on top of the $1 billion we cut earlier. As a result, our capital spending for 2001



was approximately $3.6 billion, and we expect it to be just $1.8 billion in 2002.

Our capital controls have been complemented by our myriad expense-reduction efforts, which include: trimming in-flight amenities, closing most of our city ticket offices and some lesser-used airport lounges and cutting back on advertising and promotions, information technology and corporate overhead. We have also been able to negotiate some meaningful cost reductions with many of our suppliers.

None of these initiatives were particularly pleasant, but worst of all, in the face of staggering losses we took the painful step of reducing our workforce by the equivalent of 20,000 jobs. Fortunately, through creative and collaborative work on the part of our management team and union leaders, we were able to mitigate at least some of the effect on our people through initiatives like voluntary leaves, job sharing, military leaves and reductions in overtime.

Controlling both capital spending and operating costs was, and is, a critically important part of our efforts to rebuild our Company. Moreover, our determination to prudently manage our balance sheet in recent years paid off in a big way as we sought a cash cushion to help weather the storm of late 2001. For some time, AMR had a sizeable undrawn bank line, which we drew down shortly after September 11. In the days following, we were also able to complete a deal that provided $1.9 billion in secured financing. And, during 2001, we received $730 million from the government as part of the Airline Stabilization Act passed in September. We expect to receive another $130 million in 2002.

All that leaves us with a balance sheet which, relative to the rest of the industry, remains strong. We ended 2001 with about $3 billion in cash and a large stockpile of unencumbered aircraft assets we can draw upon, if necessary. Nonetheless, the losses we incurred for the year were staggering. The net loss of about $1.8 billion in 2001, which includes a loss of $800 million for the fourth quarter alone, dwarfed any previous year's loss.

2001 was a painful year for all three of our major constituency groups. We lost many valued customers, friends and colleagues on both September 11 and November 12. For many others, the joy of flight has been dampened, at least temporarily. Thousands of AMR employees lost their jobs, and all of us were deeply troubled by the attacks on our country. Customers and employees alike have had to make some dramatic adjustments to deal with the new security requirements of the post-9/11 world. And of course, our shareholders have taken a tremendous hit, as AMR shares fell significantly in the aftermath of the September attacks.

And yet, despite all the bad news, 2001 – which, among other things, marked our Company's 75th anniversary – did contain a number of important highlights and milestones.



In April, we acquired substantially all of the assets of Trans World Airlines (TWA), and in the months that followed, our people – despite all the aforementioned problems in our business – completed the biggest, the most complex, and the most successful integration of two airlines in the history of our industry. The TWA acquisition was a huge step forward for our domestic network, and it made American Airlines, once again, the largest airline in the world.

The More Room Throughout Coach campaign, which we launched in 2000, gained real traction in 2001, giving us an important point of differentiation versus the rest of the industry. In February 2002, American completed the implementation of More Room, which included the flawless reconfiguration of more than 850 aircraft and the removal of about 9,000 seats from AA and TWA jets.

Despite the massive changes of late 2001, our people never took their eyes off the ball when it came to providing high-quality customer service. In fact, as the year drew to a close, American's on-time performance steadily improved. I'm pleased to report that this momentum carried over into the first months of 2002 as American climbed to within an eyelash of the top spot in on-time performance in January. At the airports, in our reservations centers and indeed throughout our Company, our people are creatively applying new technologies to streamline processes, generate revenue, reduce costs and improve the customer experience. And while our recent financial performance has caused us to shelve, at least temporarily, some technology-related initiatives, we are nonetheless committed to leading the industry when it comes to the development and application of technology on behalf of our customers, shareholders and employees.

As we begin 2002, we face a business environment and an industry landscape that has been dramatically altered during the past year. But as we learned in 2001, the values and principles that have guided our Company through the past three quarters of a century are as solid as ever – and the change swirling around us makes sticking to those principles all the more important.

One principle that served us well in 2001 was the flexibility we built into our plans during the prosperous years of the mid-to-late-1990s. By not over-leveraging our balance sheet, and by consciously keeping our fleet plans as flexible as possible, we were better positioned to respond to the catastrophic events of late 2001.

Despite all that's happened, the six tenets of our Airline Leadership Plan – Safety, Service, Product, Network, Technology and Culture – remain our blueprint for industry leadership. While individual strategies within those broad categories must evolve, we are as convinced as ever that the only way to create the best possible outcomes for all of our constituencies is by leading the airline industry in all six. That's the goal we



are determined to achieve. Underlying that goal is the need to establish and sustain strong relationships. Indeed, we could not have emerged from 2001 intact were it not for the support of the government, the communities we serve, our suppliers, our airline partners, the financial community and, most of all, the people of American Airlines and American Eagle.

At the same time, it is distressing to note that not all of our relationships within the Company have lived up to our standards. While we have made company-wide progress in the area of diversity, we have seen pockets of resistance similar to those that other companies have experienced. Even isolated reports of harassment within our various workgroups are cause for concern.

To eliminate this behavior and capitalize on the benefits of a diverse workforce, I have directed managers throughout the Company to clearly articulate our zero-tolerance policies as they relate to discrimination and harassment. In fact, we have rewritten and strengthened those policies to make it clear that we will terminate people for unacceptable behavior. We have also asked four members of our Board of Directors – Earl Graves, Judith Rodin, Armando Codino and Roger Staubach – to monitor our progress and help us maintain our position of cultural leadership within the industry.



We are equally resolved to making travel on American Airlines as safe and secure as it can possibly be, while at the same time doing all we can with tools such as airport automation and premium queues at security checkpoints to help our customers get through the airport more quickly. We firmly believe that air travel can be both safe and convenient, and we are working actively with the Air Transport Association and the Transportation Security Administration to achieve that goal. Nothing we do is more important than ensuring the safety of air travel for our customers and our employees.

Finally, our discussion of 2001 would not be complete without acknowledging the leadership and contributions of Charles Pistor who joined the AMR and American Airlines Boards of Directors in 1982 and retired in 2001.

As we begin 2002 there are some hopeful signs on the horizon. In fact, as of this writing we have – in response to a steady increase in passenger and cargo traffic – begun slowly adding back some of the capacity we withdrew in the fall of 2001. In the months to come, we will take full advantage of the addition of TWA to our network. That, along with our much-improved dependability and the fully implemented More Room product, ought to give us a leg up in the even-tougher-than-usual competition for each airline customer.

With a strong balance sheet, a premium brand image, a powerful network and steadily improving operational performance, I believe AMR is ready to meet whatever challenges await us in 2002. But more important than any of those factors are the men and women of our Company. As employees, as human beings, our people were put through more in 2001 than any of us could possibly have imagined a year ago. And yet the dignity, the strength and the grace they exhibited as we started rebuilding the airline are something I'll never forget. As a colleague, I am humbled by it. I know I speak for all of us on the senior management team when I say we will be doing our best – in 2002 and beyond – to live up to the example they have set for us.

Sincerely,



Donald J. Carty
Chairman, President and CEO

Financial Table of Contents

AMR Corporation (AMR or the Company) was incorporated in October 1982. AMR's principal subsidiary, American Airlines, Inc., was founded in 1934. On April 9, 2001, American Airlines, Inc. purchased substantially all of the assets and assumed certain liabilities of Trans World Airlines, Inc. (TWA). Accordingly, the operating results of TWA since the date of acquisition have been included in the accompanying consolidated financial statements for the year ended December 31, 2001 (see Note 3 to the consolidated financial statements). American Airlines, Inc., including TWA (collectively, American), is the largest scheduled passenger airline in the world. AMR's operations fall almost entirely in the airline industry.

RESULTS OF OPERATIONS

AMR's net loss in 2001 was $1.8 billion, or $11.43 loss per share. AMR's net earnings in 2000 were $813 million, or $5.43 per share ($5.03 diluted). On September 11, 2001, two American Airlines aircraft were hijacked and destroyed in terrorist attacks on The World Trade Center in New York City and the Pentagon in northern Virginia. On the same day, two United Air Lines aircraft were also hijacked and used in terrorist attacks. In response to the terrorist attacks, the Federal Aviation Administration (FAA) issued a federal ground stop order on September 11, 2001, prohibiting all flights to, from and within the United States. Airports did not reopen until September 13, 2001 (except for Washington Reagan Airport, which was partially reopened on October 4, 2001). The Company was able to operate only a portion of its scheduled flights for several days thereafter. When flights were permitted to resume, passenger traffic and yields on the Company's flights were significantly lower than prior to the attacks. As a result, the Company reduced its operating schedule to approximately 80 percent of the schedule it flew prior to September 11, 2001. Somewhat offsetting the impact of the September 11 events, the Company recorded $856 million in reimbursement from the U.S. Government under the Air Transportation Safety and System Stabilization Act (the Act) (see Note 2 to the consolidated financial statements).

REVENUES

2001 Compared to 2000 The Company's 2001 revenues, yield, revenue passenger miles (RPMs) and available seat miles (ASMs) were severely impacted by the September 11, 2001 terrorist attacks, the Company's reduced operating schedule, a worsening of the U.S. economy that had already been dampening the demand for travel both domestically and internationally prior to the September 11, 2001 events, business travel declines as a result of the September 11, 2001 attacks, and increased fare sale activity occurring subsequent to the September 11 attacks to encourage passengers to resume flying. The Company's revenues decreased approximately $740 million, or 3.8 percent, versus 2000. However, excluding TWA's revenues for the period April 10, 2001 through December 31, 2001, the Company's revenues would have decreased approximately $2.6 billion versus 2000.

For comparability purposes, the following discussion does not combine American's and TWA's results of operations or related statistics for 2001. American's passenger revenues decreased by 14 percent, or $2.3 billion. In 2001, American derived approximately 68 percent of its passenger revenues from domestic operations and approximately 32 percent from international operations. American's domestic revenue per available seat mile (RASM) decreased 11.3 percent, to 9.28 cents, on a capacity decrease of 5 percent, or 104 billion ASMs. International RASM decreased to 9.07 cents, or 5.2 percent, on a capacity decrease of 4.9 percent. The decrease in international RASM was led by an 11.8 percent and 10.8 percent decrease in Pacific and European RASM, respectively, slightly offset by a 0.9 percent increase in Latin American RASM. The decrease in international capacity was driven by a 6.5 percent and 4.7 percent reduction in Latin American and European ASMs, respectively, partially offset by an increase in Pacific capacity of 2.8 percent.

TWA's passenger revenues were approximately $1.7 billion for the period April 10, 2001 through December 31, 2001. TWA's RASM was 7.74 cents on capacity of 21.7 billion ASMs.

AMR Eagle's passenger revenues decreased $74 million, or 5.1 percent. AMR Eagle's traffic remained flat compared to 2000, at 3.7 billion RPMs, while capacity increased to 6.5 billion ASMs, or 3.4 percent. Similar to American, the decrease in AMR Eagle's revenues was due primarily to the September 11, 2001 terrorist attacks and a worsening of the U.S. economy that had already been dampening the demand for air travel prior to that date.

Cargo revenues decreased 8.2 percent, or $59 million, for the same reasons as noted above.

2000 Compared to 1999 The Company's revenues increased approximately $2.0 billion, or 11.1 percent, versus 1999. American's passenger revenues increased by 11.3 percent, or $1.7 billion. The increase in revenues was due primarily to a strong U.S. economy, which led to strong demand for air travel both domestically and internationally, a favorable pricing climate, the impact of a domestic fuel surcharge implemented in January 2000 and increased in September 2000, a labor disruption at one of the Company's competitors which positively impacted the Company's revenues by approximately $80 to $100 million, and a schedule disruption which negatively impacted the Company's operations in 1999. In 2000, American derived approximately 70 percent of its passenger revenues from domestic operations and approximately 30 percent from international operations.

American's domestic RASM increased 12.4 percent, to 10.42 cents, on a capacity decrease of 1.6 percent, or 109.5 billion ASMs. The decrease in domestic capacity was due primarily to the Company's More Room Throughout Coach program. International RASM increased to 9.64 cents, or 10.7 percent, on a capacity increase of 3.2 percent. The increase in international RASM was led by a 16.5 percent, 13.4 percent and 7.8 percent increase in Pacific, European and Latin American RASM, respectively. The increase in international capacity was driven by a 6.6 percent, 2.7 percent and 0.5 percent increase in European, Pacific and Latin American ASMs, respectively.

AMR Eagle's passenger revenues increased $158 million, or 12.2 percent. AMR Eagle's traffic increased to 3.7 billion RPMs, up 10.7 percent, while capacity increased to 6.3 billion ASMs, or 10.9 percent. The increase in revenues was due primarily to growth in AMR Eagle capacity aided by a strong U.S. economy, which led to strong demand for air travel, and a favorable pricing environment.

Cargo revenues increased 12.1 percent, or $78 million, due primarily to a fuel surcharge implemented in February 2000 and increased in October 2000, and the increase in cargo capacity from the addition of 16 Boeing 777-200ER aircraft in 2000.

Operating Expenses

2001 Compared to 2000 The Company's operating expenses increased 17 percent, or approximately $3.1 billion. However, excluding TWA's expenses for the period April 10, 2001 through December 31, 2001, the Company's expenses would have increased approximately $888 million versus 2000. In addition to the specific explanations provided below, the significant decline in passenger traffic resulting from the terrorist acts of September 11, 2001 and resulting reduced operating schedule caused a favorable impact on certain passenger-related operating expenses, including aircraft fuel, other rentals and landing fees, commissions to agents and food service. American's cost per ASM increased 6.3 percent to 11.14 cents, excluding TWA and the impact of special charges – net of U.S. Government grant. The increase in American's cost per ASM was driven partially by a reduction in ASMs due to the Company's More Room Throughout Coach program. Removing the impact of this program, American's cost per ASM grew approximately 3.3 percent, excluding TWA and the impact of special charges – net of U.S. Government grant. TWA's cost per ASM, excluding the impact of special charges – net of U.S. Government grant, was 10.58 cents. Wages, salaries and benefits increased 18.4 percent, or $1.3 billion, and included approximately $920 million related to the addition of TWA. The remaining increase of approximately $329 million related primarily to an increase in the average number of equivalent employees and contractual wage rate and seniority increases that are built into the Company's labor contracts. During 2001, the Company recorded approximately $300 million in additional wages, salaries and benefits related primarily to the Company's new contracts with its flight attendants and Transport Workers Union work groups. This was mostly offset by a $328 million decrease in the provision for profit-sharing as compared to 2000. Aircraft fuel expense increased 15.8 percent, or $393 million, and included approximately $322 million related to the addition of TWA. The remaining increase in aircraft fuel expense was due to a 4.2 percent increase in the Company's average price per gallon, partially offset by a 3.7 percent decrease in the Company's fuel consumption, excluding TWA. Depreciation and amortization expense increased 16.8 percent, or $202 million, due primarily to the addition of new aircraft and an increase of approximately $88 million related to TWA. Other rentals and landing fees increased $198 million, or 19.8 percent, and included approximately $130 million related to the addition of TWA. The remaining increase of $68 million was due primarily to higher facilities rent and landing fees across the Company's system. Commissions to agents decreased 19.5 percent, or $202 million, and included approximately $59 million related to TWA. The decrease in commissions to agents was due primarily to a 13.2 percent decrease in passenger revenues, excluding TWA, and the benefit from commission structure changes implemented in 2000. Aircraft rentals increased $222 million, or 36.6 percent, due primarily to the addition of TWA aircraft. Other operating expenses increased 11.1 percent, or $368 million, and included approximately $358 million related to TWA. Special charges – net of U.S. Government grant included: (i) a $685 million asset impairment charge recorded in the second quarter of 2001 related to the write-down of the carrying value of the Company's Fokker 100, Saab 340 and ATR-42 aircraft and related rotables, (ii) charges resulting from the September 11, 2001 terrorist events, including approximately $552 million related to aircraft charges, $115 million in facility exit costs, $71 million in employee charges and $43 million in other charges, and (iii) an $856 million benefit recognized for the reimbursement from the U.S. Government under the Act. See a further discussion of special charges – net of U.S. Government grant in Note 2 to the consolidated financial statements.

2000 Compared to 1999 The Company's operating expenses increased 10.5 percent, or approximately $1.7 billion. American's cost per ASM increased by 10.3 percent to 10.48 cents, partially driven by a reduction in ASMs due to the Company's More Room Throughout Coach program. Removing the impact of this program, American's cost per ASM grew approximately 6.9 percent. Wages, salaries and benefits increased $663 million, or 10.8 percent, primarily due to an increase in the average number of equivalent employees and contractual wage rate and seniority increases that are built into the Company's labor contracts, an increase of approximately $93 million in the provision for profit-sharing, and a charge of approximately $56 million for the Company's employee home computer program. Aircraft fuel expense increased $799 million, or 47.1 percent, due to an increase of 42.0 percent in the Company's average price per gallon and a 3.7 percent increase in the Company's fuel consumption. The increase in fuel expense is net of gains of approximately $545 million recognized during 2000 related to the Company's fuel hedging program. Depreciation and amortization expense increased $110 million, or 10.1 percent, due primarily to the addition of new aircraft, many of which replaced older aircraft. Maintenance, materials and repairs expense increased $92 million, or 9.2 percent, due primarily to an increase in airframe and engine maintenance volumes at the Company's maintenance bases and an approximate $17 million one-time credit the Company received in 1999. Commissions to agents decreased 10.8 percent, or $125 million, despite an 11.4 percent increase in passenger revenues, due primarily to commission structure changes implemented in October 1999 and January 2000, and a decrease in the percentage of commissionable transactions.

OTHER INCOME (EXPENSE)

Other income (expense) consists of interest income and expense, interest capitalized and miscellaneous – net.

2001 Compared to 2000 Interest income decreased $44 million, or 28.6 percent, resulting from lower investment balances throughout most of 2001. Interest expense increased $71 million, or 15.2 percent, resulting primarily from the increase in long-term debt of approximately $4.2 billion. Miscellaneous – net decreased $70 million due primarily to 2001 including a $45 million gain from the settlement of a legal matter related to the Company's 1999 labor disruption, offset by the write-down of certain investments held by the Company. This compares to 2000 including a $57 million gain on the sale of the Company's warrants to purchase 5.5 million shares of priceline.com Incorporated (priceline) common stock and a gain of approximately $41 million from the recovery of start-up expenses from the Canadian Airlines International Limited (Canadian) services agreement.

2000 Compared to 1999 Interest income increased $59 million, or 62.1 percent, due primarily to higher investment balances. Interest expense increased $74 million, or 18.8 percent, resulting primarily from financing new aircraft deliveries. Interest capitalized increased 28 percent, or $33 million, due to an increase in purchase deposits for flight equipment. Miscellaneous – net increased $38 million due primarily to a $57 million gain on the sale of the Company's warrants to purchase 5.5 million shares of priceline common stock and a gain of approximately $41 million from the recovery of start-up expenses from the Canadian services agreement. During 1999, the Company recorded a gain of approximately $75 million from the sale of a portion of American's interest in Equant N.V. and a gain of approximately $40 million related to the sale of the Company's investment in the preferred stock of Canadian. These gains were partially offset by the provision for the settlement of litigation items and the write-down of certain investments held by the Company during 1999.

OPERATING STATISTICS

The following table provides statistical information for American (excluding TWA) and AMR Eagle for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,		
	2001	2000	1999
American Airlines			
Revenue passenger miles (millions)	106,224	116,594	112,067
Available seat miles (millions)	153,035	161,030	161,211
Cargo ton miles (millions)	2,058	2,280	2,068
Passenger load factor	69.4%	72.4%	69.5%
Breakeven load factor *	78.1%	65.9%	63.8%
Passenger revenue yield per passenger mile (cents)	13.28	14.06	13.14
Passenger revenue per available seat mile (cents)	9.22	10.18	9.13
Cargo revenue yield per ton mile (cents)	30.24	31.31	30.70
Operating expenses per available seat mile (cents) *	11.14	10.48	9.50
Operating aircraft at year end	712	717	697
AMR Eagle			
Revenue passenger miles (millions)	3,725	3,731	3,371
Available seat miles (millions)	6,471	6,256	5,640
Passenger load factor	57.6%	59.6%	59.8%
Operating aircraft at year end	276	261	268

* Excludes the impact of special charges – net of U.S. Government grant

Liquidity and Capital Resources

The impact of the terrorist attacks of September 11, 2001 and their aftermath on the Company and the sufficiency of its financial resources to absorb that impact will depend on a number of factors, including: (i) the magnitude and duration of the adverse impact of the terrorist attacks on the economy in general, and the airline industry in particular; (ii) the Company's ability to reduce its operating costs and conserve its financial resources, taking into account the increased costs it will incur as a consequence of the attacks, including those referred to below; (iii) the higher costs associated with new airline security directives, including the impact of the Aviation and Transportation Security Act, and any other increased regulation of air carriers; (iv) the significantly higher costs of aircraft insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance will continue to be available; (v) the Company's ability to raise additional financing and the cost of such financing; (vi) the price and availability of jet fuel, and the availability to the Company of fuel hedges in light of current industry conditions; and (vii) the extent of the benefits received by the Company under the Act, taking into account any challenges to and interpretations or amendments of the Act or regulations issued pursuant thereto.

In response to the September 11, 2001 terrorist attacks, the Company initiated the following measures: reduced capacity by approximately 20 percent, grounded aircraft and deferred certain aircraft deliveries to future years, significantly reduced capital spending, closed facilities, reduced its workforce (see Note 2 to the consolidated financial statements for additional information) and implemented numerous other cost reduction initiatives.

Operating activities provided net cash of $511 million in 2001, $3.1 billion in 2000 and $2.3 billion in 1999. The $2.6 billion decrease from 2000 to 2001 resulted primarily from a decrease in income.

On April 9, 2001, American purchased substantially all of the assets and assumed certain liabilities of TWA for approximately $742 million, which was funded from the Company's existing cash and short-term investments.

Capital expenditures in 2001 totaled $3.6 billion, compared to $3.7 billion in 2000 and $3.5 billion in 1999. In 2001, American took delivery of 26 Boeing 737-800s, 13 Boeing 777-200ERs and 16 Boeing 757-200s. AMR Eagle took delivery of 15 Embraer 140s, seven Embraer 135s, six Embraer 145s and one Bombardier CRJ-700 aircraft. These expenditures were financed primarily through secured mortgage and debt agreements. Ten Boeing 737-800 aircraft were financed through sale-leaseback transactions, resulting in cash of approximately $352 million being received by the Company. Proceeds from the sale of equipment and property and other investments of $401 million included the proceeds received upon the delivery of five McDonnell Douglas MD-11 aircraft to FedEx.

During the fourth quarter of 2001, the Company reached an agreement with Boeing that included a combination of aircraft delivery deferrals, substitutions and limited additional aircraft orders. As a direct result of the agreement with Boeing, the Company's 2002 and 2003 aircraft commitment amounts have been reduced, in the aggregate, by approximately $700 million. Following this agreement, at December 31, 2001, the Company had commitments to acquire the following aircraft: 47 Boeing 737-800s, 14 Boeing 777-200ERs, nine Boeing 767-300ERs, seven Boeing 757-200s, 124 Embraer regional jets and 24 Bombardier CRJ-700s. Deliveries of all aircraft extend through 2008. Future payments for all aircraft, including the estimated amounts for price escalation, will approximate $1.3 billion in 2002, $1.7 billion in 2003, $1.2 billion in 2004 and an aggregate of approximately $1.9 billion in 2005 through 2008. These future payments are net of approximately $470 million related to deposits made for 2002 aircraft deliveries – which have been deferred as part of the agreement with Boeing – that will be applied to future aircraft deliveries. In addition to these commitments for aircraft, the Company expects to spend approximately $500 million in 2002 for modifications to aircraft, renovations of – and additions to – airport and off-airport facilities, and the acquisition of various other equipment and assets.

During 2001, American issued approximately $2.6 billion of enhanced equipment trust certificates which has been recorded as long-term debt. These enhanced equipment trust certificates are secured by aircraft, bear interest at 6.8 percent to 9.1 percent, and mature in 2006 to 2019. Also during 2001, as mentioned above, the Company entered into approximately $1.1 billion of various debt agreements secured by aircraft. Effective rates on these agreements are fixed or variable (based upon the London Interbank Offered Rate [LIBOR] plus a spread), ranging up to approximately 4.5 percent, and mature over various periods of time, ranging from 2007 to 2021.

American has an $834 million credit facility that expires December 15, 2005. At American's option, interest on this facility can be calculated on one of several different bases. For most borrowings, American would anticipate choosing a floating rate based upon LIBOR. During the fourth quarter of 2001, American amended this credit facility to include, among other items, a revision of its financial covenants, including modifications to its fixed charge covenant and the addition of certain liquidity requirements. The next test of the fixed charge covenant will occur on June 30, 2003 and will consider only the preceding six-month period. American secured the facility with previously unencumbered aircraft. In addition, the facility requires that American maintain at least $1.5 billion of liquidity, as defined in the facility, which consists primarily of cash and short-term investments, and 50 percent of the net book value of its unencumbered aircraft. As of December 31, 2001, $814 million was outstanding under this credit facility, at an interest rate of 5.09 percent. The interest rate on the entire credit facility will be reset on March 18, 2002.

In addition, American has available a $1 billion credit facility that expires September 30, 2002. Interest on this facility is based upon LIBOR plus a spread. This facility is immediately available subject to the Company providing specified aircraft collateral as security at the time of borrowing. At December 31, 2001, no borrowings were outstanding under this facility.

Following the September 11, 2001 events, Standard & Poor's and Moody's downgraded the credit ratings of AMR and American, and the credit ratings of a number of other major airlines. The long-term corporate credit ratings of AMR and American were initially retained on review for possible downgrade by Moody's, and following subsequent downgrades, were given a negative outlook. In addition, the long-term corporate credit ratings of AMR and American remain on Standard & Poor's CreditWatch with negative implications. Any additional reductions in AMR's or American's credit ratings could result in increased borrowing costs to the Company and might limit the availability of future financing sources.

The following table summarizes the Company's obligations and commitments to be paid in 2002 and 2003 (in millions):

Nature of commitment	2002	2003
Operating lease payments for aircraft and facility obligations *	$ 1,336	$ 1,276
Firm aircraft commitments	1,300	1,700
Long-term debt **	556	296
Capital lease obligations **	326	243
Total obligations and commitments	$ 3,518	$ 3,515

* Certain special facility revenue bonds issued by municipalities – which are supported by operating leases executed by American – are guaranteed by AMR and American. See Note 6 to the consolidated financial statements for additional information.

** Excludes related interest amounts

In addition to the Company's approximately $3.0 billion in cash and short-term investments as of December 31, 2001, the Company has available a variety of future financing sources, including, but not limited to: (i) the receipt of the remainder of the U.S. Government grant, which approximates $128 million, (ii) additional secured aircraft debt (as of December 31, 2001, the Company had approximately $4.4 billion net book value of unencumbered aircraft), (iii) the availability of the Company's $1 billion credit facility, (iv) sale-leaseback transactions of owned property, including aircraft and real estate, (v) tax-exempt borrowings for airport facilities, (vi) securitization of future operating receipts, (vii) unsecured borrowings, and (viii) borrowings backed by federal loan guarantees as provided under the Act. No assurance can be given that any of these financing sources will be available on terms acceptable to the Company. However, the Company believes it will meet its financing needs as discussed above.

AMR (principally American) historically operates with a working capital deficit as do most other airline companies. The existence of such a deficit has not in the past impaired the Company's ability to meet its obligations as they become due and is not expected to do so in the future.

Other Information

Environmental Matters Subsidiaries of AMR have been notified of potential liability with regard to several environmental cleanup sites and certain airport locations. At sites where remedial litigation has commenced, potential liability is joint and several. AMR's alleged volumetric contributions at these sites are minimal compared to others. AMR does not expect these matters, individually or collectively, to have a material impact on its results of operations, financial position or liquidity. Additional information is included in Note 5 to the consolidated financial statements.

Critical Accounting Policies and Estimates The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company believes its estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. The Company has identified the following critical accounting policies and estimates utilized by management in the preparation of the Company's financial statements: accounting for long-lived assets, passenger revenue, frequent flyer accounting, and pensions and other postretirement benefits.

Accounting for Long-Lived Assets – The Company has approximately $21 billion of long-lived assets as of December 31, 2001, including approximately $19 billion related to flight equipment and related fixed assets. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections made by the Company, including estimated useful lives, salvage values and in 2001, impairment charges. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In this circumstance, the impairment charge is determined based upon the amount the net book value of the assets exceeds their fair market value. In making these determinations, the Company utilizes certain assumptions, including, but not limited to: (i) estimated fair market value of the assets, and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company's operations and estimated salvage values. During 2001, the Company determined its Fokker 100, Saab 340 and ATR 42 aircraft and related rotables were impaired under SFAS 121 and recorded impairment charges of approximately $1.1 billion. In addition, during the fourth quarter of 2001, the Company completed an impairment analysis of its long-lived assets, including aircraft fleets, route acquisition costs, airport operating and gate lease rights, and goodwill. The impairment analysis did not result in any additional impairment charges. See Notes 1 and 2 to the consolidated financial statements for additional information with respect to each of the policies and assumptions utilized by the Company which affect the recorded values of long-lived assets.

Passenger revenue – Passenger ticket sales are initially recorded as a component of air traffic liability. Revenue derived from ticket sales is recognized at the time service is provided. However, due to various factors, including the complex pricing structure and interline agreements throughout the industry, certain amounts are recognized in revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based upon the evaluation of historical trends, including the use of regression analysis and other methods to model the outcome of future events based on the Company's historical experience. Due to the uncertainties surrounding the impact of the September 11, 2001 events on the Company's business (see Note 2 to the consolidated financial statements) and the acquisition of TWA in April 2001 (see Note 3 to the consolidated financial statements), historical trends may not be representative of future results.

Frequent flyer accounting – The Company utilizes a number of estimates in accounting for its AAdvantage frequent flyer program. Additional information regarding the Company's AAdvantage frequent flyer program is included in Note 1 to the consolidated financial statements. Changes to the percentage of the amount of revenue deferred, deferred recognition period, cost per mile estimates or the minimum award level accrued could have a significant impact on the Company's revenues or incremental cost accrual in the year of the change as well as in future years. In addition, the Emerging Issues Task Force of the Financial Accounting Standards Board is currently reviewing the accounting for both multiple-deliverable revenue arrangements and volume-based sales incentive offers, but has not yet reached a consensus that would apply to programs such as the AAdvantage program. The issuance of new accounting standards could have a significant impact on the Company's frequent flyer liability in the year of the change as well as in future years.

Pensions and other postretirement benefits – The Company's pension and other postretirement benefit costs and liabilities are calculated utilizing various actuarial assumptions and methodologies prescribed under Statements of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The Company utilizes certain assumptions including, but not limited to, the selection of the: (i) discount rate, (ii) expected return on plan assets, and (iii) expected health care cost trend rate. The discount rate assumption is based upon the review of high quality corporate bond rates and the change in these rates during the year. The expected return on plan assets and health care cost trend rate are based upon an evaluation of the Company's historical trends and experience taking into account current and expected market conditions. In addition, the Company's future pension and other postretirement benefit costs and liabilities will be impacted by the acquisition of TWA and the new labor agreements entered into during 2001. See Note 11 to the consolidated financial statements for additional information regarding the Company's pension and other postretirement benefits.

New Accounting Pronouncements In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001 and includes criteria for the recognition of intangible assets separately from goodwill. SFAS 142 includes the requirement to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. The Company will adopt SFAS 142 in the first quarter of 2002, and currently estimates the impact to the Company's results of operations of discontinuing the amortization of goodwill and route authorities to be approximately $66 million on an annualized basis. The Company is currently evaluating what additional impact these new accounting standards may have on the Company's financial position or results of operations. However, with the decline in the Company's market capitalization, in part due to the terrorist attacks on September 11, 2001, the adoption of SFAS 142 may result in the impairment of the Company's goodwill.

Outlook

Due in part to the lack of predictability of future traffic, business mix and yields, the Company continues to have difficulty in estimating the impact of the events of September 11, 2001. However, given the magnitude of these unprecedented events, the Company expects that the adverse impact to the Company – and to the airline industry as a whole – will continue to be significant in 2002. Because of the high degree of uncertainty, the Company is not currently able to provide an estimate for the full year 2002. However, the Company does expect to incur a sizable loss in the first quarter, and will likely incur a loss for 2002.

Capacity for American – which reflects TWA in the first quarter of 2002 but not in the first quarter of 2001 – is expected to increase two to three percent in the first quarter of 2002 compared to last year's first quarter levels. American Eagle's capacity will be down slightly. Capacity for the remainder of 2002 is less clear and depends on a number of factors, including, but not limited to, how quickly demand returns and what levels of capacity the Company's competitors deploy. Traffic continues to remain challenging to predict. However, for the first quarter of 2002, the Company expects traffic to be up about three percent from last year's first quarter levels. In response to the September 11 terrorist attacks, the Company put in place numerous cost reduction initiatives, including, but not limited to: cutting capacity, grounding aircraft and deferring certain aircraft deliveries to future years, sharply reducing capital spending, closing facilities, trimming food service and reducing its workforce. In addition, the Company expects to see lower fuel prices in the first quarter of 2002 compared to 2001. Somewhat offsetting these cost savings, however, will be higher wages, salaries and benefit costs, higher security costs and insurance premiums, and greater interest expense. American's unit costs for the first quarter of 2002 are expected to be three to five percent higher than last year's first quarter.

Forward-Looking Information

The preceding Letter to Shareholders, Customers and Employees and Management's Discussion and Analysis contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this document and in documents incorporated herein by reference, the words "expects," "plans," "anticipates," "believes," and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations concerning operations and financial conditions, including changes in capacity, revenues and costs, expectations as to future financing needs, overall economic conditions and plans and objectives for future operations, the ability to continue to successfully integrate with its operations the assets acquired from TWA and the former TWA workforce, and the impact of the events of September 11, 2001 on the Company and the sufficiency of the Company's financial resources to absorb that impact. Other forward-looking statements include statements which do not relate solely to historical facts, such as, without limitation, statements which discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All forward-looking statements in this report are based upon information available to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to a number of factors that could cause actual results to differ materially from our expectations. The following factors, in addition to other possible factors not listed, could cause the Company's actual results to differ materially from those expressed in forward-looking statements: uncertainty of future collective bargaining agreements and events; economic and other conditions; fuel prices/supply; competition in the airline industry; changing business strategy; government regulation; uncertainty in international operations; adverse impact of the terrorist attacks; availability of future financing; and availability of the Act. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to Form 10-K for 2001, copies of which are available from the Company without charge.

Market Risk Sensitive Instruments and Positions

The risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in the price of fuel, foreign currency exchange rates and interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions management may take to mitigate the Company's exposure to such changes. Actual results may differ. See Note 8 to the consolidated financial statements for accounting policies and additional information.

Aircraft Fuel The Company's earnings are affected by changes in the price and availability of aircraft fuel. In order to provide a measure of control over price and supply, the Company trades and ships fuel and maintains fuel storage facilities to support its flight operations. The Company also manages the price risk of fuel costs primarily by utilizing jet fuel, heating oil, and crude swap and option contracts. Market risk is estimated as a hypothetical 10 percent increase in the December 31, 2001 and 2000 cost per gallon of fuel. Based on projected 2002 fuel usage, such an increase would result in an increase to aircraft fuel expense of approximately $169 million in 2002, net of fuel hedge instruments outstanding at December 31, 2001, and assumes the Company's fuel hedging program remains effective under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". Comparatively, based on projected 2001 fuel usage, such an increase would have resulted in an increase to aircraft fuel expense of approximately $194 million in 2001, net of fuel hedge instruments outstanding at December 31, 2000. The change in market risk is due primarily to the decrease in fuel prices. As of December 31, 2001, the Company had hedged approximately 40 percent of its estimated 2002 fuel requirements, approximately 21 percent of its estimated 2003 fuel requirements, and approximately five percent of its estimated 2004 fuel requirements, compared to approximately 40 percent of its estimated 2001 fuel requirements, 15 percent of its estimated 2002 fuel requirements, and approximately seven percent of its estimated 2003 fuel requirements hedged at December 31, 2000.

Foreign Currency The Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. The Company's largest exposure comes from the British pound, Euro, Canadian dollar, Japanese yen and various Latin American currencies. The Company uses options to hedge a portion of its anticipated foreign currency-denominated ticket sales. The result of a uniform 10 percent strengthening in the value of the U.S. dollar from December 31, 2001 and 2000 levels relative to each of the currencies in which the Company has foreign currency exposure would result in a decrease in operating income of approximately $40 million and $33 million for the years ending December 31, 2002 and 2001, respectively, net of hedge instruments outstanding at December 31, 2001 and 2000, due to the Company's foreign-denominated revenues exceeding its foreign-denominated expenses. This sensitivity analysis was prepared based upon projected 2002 and 2001 foreign currency-denominated revenues and expenses as of December 31, 2001 and 2000.

Interest The Company's earnings are also affected by changes in interest rates due to the impact those changes have on its interest income from cash and short-term investments, and its interest expense from variable-rate debt instruments. The Company has variable-rate debt instruments representing approximately 35 percent and 29 percent of its total long-term debt at December 31, 2001 and 2000, respectively, and interest rate swaps on notional amounts of approximately $148 million and $158 million, respectively, at December 31, 2001 and 2000. If interest rates average 10 percent more in 2002 than they did at December 31, 2001, the Company's interest expense would increase by approximately $10 million and interest income from cash and short-term investments would increase by approximately $16 million. In comparison, at December 31, 2000, the Company estimated that if interest rates averaged 10 percent more in 2001 than they did at December 31, 2000, the Company's interest expense would have increased by approximately $11 million and interest income from cash and short-term investments would have increased by approximately $15 million. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's variable-rate long-term debt, interest rate swap agreements, and cash and short-term investment balances at December 31, 2001 and 2000.

Market risk for fixed-rate long-term debt is estimated as the potential increase in fair value resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $318 million and $148 million as of December 31, 2001 and 2000, respectively. The change in market risk is due primarily to the increase in the Company's fixed-rate long-term debt during 2001. The fair values of the Company's long-term debt were estimated using quoted market prices or discounted future cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

In addition, the Company holds investments in certain other entities which are subject to market risk. However, the impact of such market risk on earnings is not significant due to the immateriality of the carrying value and the geographically diverse nature of these holdings.

(in millions, except per share amounts)	Year Ended December 31, 2001	2000	1999
Revenues			
Passenger – American Airlines	$ 15,780	$ 16,394	$ 14,724
– AMR Eagle	1,378	1,452	1,294
Cargo	662	721	643
Other revenues	1,143	1,136	1,069
Total operating revenues	18,963	19,703	17,730
Expenses			
Wages, salaries and benefits	8,032	6,783	6,120
Aircraft fuel	2,888	2,495	1,696
Depreciation and amortization	1,404	1,202	1,092
Other rentals and landing fees	1,197	999	942
Maintenance, materials and repairs	1,165	1,095	1,003
Commissions to agents	835	1,037	1,162
Aircraft rentals	829	607	630
Food service	778	777	740
Other operating expenses	3,695	3,327	3,189
Special charges, net of U.S. Government grant	610	-	-
Total operating expenses	21,433	18,322	16,574
Operating Income (Loss)	(2,470)	1,381	1,156
Other Income (Expense)			
Interest income	110	154	95
Interest expense	(538)	(467)	(393)
Interest capitalized	144	151	118
Miscellaneous – net	(2)	68	30
	(286)	(94)	(150)
Income (Loss) From Continuing Operations Before Income Taxes and Extraordinary Loss	(2,756)	1,287	1,006
Income tax provision (benefit)	(994)	508	350
Income (Loss) From Continuing Operations Before Extraordinary Loss	(1,762)	779	656
Income From Discontinued Operations, Net of Applicable Income Taxes and Minority Interest	-	43	265
Gain on Sale of Discontinued Operations, Net of Applicable Income Taxes	-	-	64
Income (Loss) Before Extraordinary Loss	(1,762)	822	985
Extraordinary Loss, Net of Applicable Income Taxes	-	(9)	-
Net Earnings (Loss)	$ (1,762)	$ 813	$ 985
Earnings (Loss) Per Share:			
Basic			
Income (loss) from continuing operations	$ (11.43)	$ 5.20	$ 4.30
Discontinued operations	-	0.30	2.16
Extraordinary loss	-	(0.07)	-
Net earnings (loss)	$ (11.43)	$ 5.43	$ 6.46
Diluted			
Income (loss) from continuing operations	$ (11.43)	$ 4.81	$ 4.17
Discontinued operations	-	0.27	2.09
Extraordinary loss	-	(0.05)	-
Net earnings (loss)	$ (11.43)	$ 5.03	$ 6.26

The accompanying notes are an integral part of these financial statements.

(in millions)	Year Ended December 31, 2001	2000	1999
Cash Flow from Operating Activities:			
Income (loss) from continuing operations after extraordinary loss	$ (1,762)	$ 770	$ 656
Adjustments to reconcile income (loss) from continuing operations after extraordinary loss to net cash provided by operating activities:			
Depreciation	1,122	928	864
Amortization	282	274	228
Provisions for asset impairments	1,214	-	-
Deferred income taxes	(731)	461	183
Extraordinary loss on early extinguishment of debt	-	14	-
Gain on disposition of equipment and property and other investments	(24)	(57)	(110)
Change in assets and liabilities:			
Decrease (increase) in receivables	120	(169)	261
Increase in inventories	(39)	(111)	(140)
Increase in accounts payable and accrued liabilities	379	579	42
Increase (decrease) in air traffic liability	(276)	438	84
Other, net	226	15	196
Net cash provided by operating activities	511	3,142	2,264
Cash Flow from Investing Activities:			
Capital expenditures, including purchase deposits on flight equipment	(3,640)	(3,678)	(3,539)
Acquisition of Trans World Airlines, Inc.	(742)	-	-
Net increase in short-term investments	(728)	(438)	(253)
Proceeds from:			
Sale of equipment and property and other investments	401	332	164
Dividend from Sabre Holdings Corporation	-	559	-
Sale of discontinued operations	-	-	259
Other	18	(50)	(81)
Net cash used for investing activities	(4,691)	(3,275)	(3,450)
Cash Flow from Financing Activities:			
Payments on long-term debt and capital lease obligations	(922)	(766)	(280)
Proceeds from:			
Issuance of long-term debt	4,744	836	1,956
Sale-leaseback transactions	352	-	54
Exercise of stock options	37	67	25
Short-term loan from Sabre Holdings Corporation	-	-	300
Repurchase of common stock	-	-	(871)
Net cash provided by financing activities	4,211	137	1,184
Net increase (decrease) in cash	31	4	(2)
Cash at beginning of year	89	85	87
Cash at end of year	$ 120	$ 89	$ 85
Activities Not Affecting Cash			
Distribution of Sabre Holdings Corporation shares to AMR shareholders	$ -	$ 581	$ -
Payment of short-term loan from Sabre Holdings Corporation	$ -	$ -	$ 300
Capital lease obligations incurred	$ -	$ -	$ 54

The accompanying notes are an integral part of these financial statements.

(in millions)	December 31, 2001	December 31, 2000
Assets		
Current Assets		
Cash	$ 120	$ 89
Short-term investments	2,872	2,144
Receivables, less allowance for uncollectible accounts (2001 – $52; 2000 – $27)	1,414	1,303
Inventories, less allowance for obsolescence (2001 – $383; 2000 – $332)	822	757
Deferred income taxes	790	695
Other current assets	522	191
Total current assets	6,540	5,179
Equipment and Property		
Flight equipment, at cost	21,707	20,041
Less accumulated depreciation	6,727	6,320
	14,980	13,721
Purchase deposits for flight equipment	929	1,700
Other equipment and property, at cost	4,202	3,639
Less accumulated depreciation	2,123	1,968
	2,079	1,671
	17,988	17,092
Equipment and Property Under Capital Leases		
Flight equipment	2,658	2,618
Other equipment and property	163	159
	2,821	2,777
Less accumulated amortization	1,154	1,233
	1,667	1,544
Other Assets		
Route acquisition costs and airport operating and gate lease rights, less accumulated amortization (2001 – $556; 2000 – $498)	1,325	1,143
Goodwill, less accumulated amortization (2001 – $110; 2000 – $83)	1,392	385
Other	3,929	870
	6,646	2,398
Total Assets	$ 32,841	$ 26,213

The accompanying notes are an integral part of these financial statements.

(in millions, except shares and par value)	December 31, 2001	December 31, 2000
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 1,785	$ 1,267
Accrued salaries and wages	721	955
Accrued liabilities	1,471	1,276
Air traffic liability	2,763	2,696
Current maturities of long-term debt	556	569
Current obligations under capital leases	216	227
Total current liabilities	7,512	6,990
Long-Term Debt, Less Current Maturities	8,310	4,151
Obligations Under Capital Leases, Less Current Obligations	1,524	1,323
Other Liabilities and Credits		
Deferred income taxes	1,627	2,385
Deferred gains	520	508
Postretirement benefits	2,538	1,706
Other liabilities and deferred credits	5,437	1,974
	10,122	6,573
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock – 20,000,000 shares authorized; None issued	-	-
Common stock – $1 par value; 750,000,000 shares authorized; 182,278,766 shares issued	182	182
Additional paid-in capital	2,865	2,911
Treasury shares at cost: 2001 – 27,794,380; 2000 – 30,216,218	(1,716)	(1,865)
Accumulated other comprehensive loss	(146)	(2)
Retained earnings	4,188	5,950
	5,373	7,176
Total Liabilities and Stockholders' Equity	$ 32,841	$ 26,213

(in millions, except share amounts)	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at January 1, 1999	$ 182	$ 3,075	$ (1,288)	$ (4)	$ 4,733	$ 6,698
Net earnings	-	-	-	-	985	985
Adjustment for minimum pension liability, net of tax of $1	-	-	-	3	-	3
Unrealized loss on investments, net of tax of $1	-	-	-	(1)	-	(1)
Total comprehensive income						987
Repurchase of 14,062,358 common shares	-	-	(871)	-	-	(871)
Issuance of 955,940 shares from Treasury pursuant to stock option, deferred stock and restricted stock incentive plans, net of tax of $4	-	(14)	58	-	-	44
Balance at December 31, 1999	182	3,061	(2,101)	(2)	5,718	6,858
Net earnings	-	-	-	-	813	813
Adjustment for minimum pension liability, net of tax of $3	-	-	-	(5)	-	(5)
Unrealized gain on investments, net of tax of $2	-	-	-	5	-	5
Total comprehensive income						813
Distribution of Sabre Holdings Corporation shares to AMR shareholders	-	-	-	-	(581)	(581)
Issuance of 3,817,892 shares from Treasury pursuant to stock option, deferred stock and restricted stock incentive plans, net of tax of $11	-	(150)	236	-	-	86
Balance at December 31, 2000	182	2,911	(1,865)	(2)	5,950	7,176
Net loss	-	-	-	-	(1,762)	(1,762)
Adjustment for minimum pension liability, net of tax of $60	-	-	-	(101)	-	(101)
Changes in fair value of derivative financial instruments, net of tax of $29	-	-	-	(46)	-	(46)
Unrealized gain on investments, net of tax of $2	-	-	-	3	-	3
Total comprehensive loss						(1,906)
Issuance of 2,421,838 shares from Treasury pursuant to stock option, deferred stock and restricted stock incentive plans, net of tax of $58	-	(46)	149	-	-	103
Balance at December 31, 2001	$ 182	$ 2,865	$ (1,716)	$ (146)	$ 4,188	$ 5,373

The accompanying notes are an integral part of these financial statements.

1. Summary of Accounting Policies

Basis of Presentation The consolidated financial statements include the accounts of AMR Corporation (AMR or the Company) and its wholly owned subsidiaries, including its principal subsidiary American Airlines, Inc. (American). On April 9, 2001, American purchased substantially all of the assets and assumed certain liabilities of Trans World Airlines, Inc. (TWA). Accordingly, the operating results of TWA since the date of acquisition have been included in the accompanying consolidated financial statements for the year ended December 31, 2001. All significant intercompany transactions have been eliminated. The results of operations, cash flows and net assets for Sabre Holdings Corporation (Sabre), AMR Services Corporation (AMR Services), AMR Combs, Inc. (AMR Combs) and TeleService Resources, Inc. (TSR) have been reflected in the consolidated financial statements as discontinued operations. Unless specifically indicated otherwise, the information in the footnotes relates to the continuing operations of AMR. Certain amounts from prior years have been reclassified to conform with the 2001 presentation.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories Spare parts, materials and supplies relating to flight equipment are carried at average acquisition cost and are expensed when incurred in operations. Allowances for obsolescence are provided – over the estimated useful life of the related aircraft and engines – for spare parts expected to be on hand at the date aircraft are retired from service, plus allowances for spare parts currently identified as excess. These allowances are based on management estimates, which are subject to change.

Equipment and Property The provision for depreciation of operating equipment and property is computed on the straight-line method applied to each unit of property, except that major rotable parts, avionics and assemblies are depreciated on a group basis. The depreciable lives used for the principal depreciable asset classifications are:

	Depreciable Life
Boeing 727-200 aircraft	2002 [1]
Fokker 100 aircraft	2010 [1]
ATR 42 and Saab 340 aircraft	2005 [1]
Other American jet aircraft	20 – 30 years
Other regional aircraft and engines	16 – 20 years
Major rotable parts, avionics and assemblies	Life of equipment to which applicable
Improvements to leased flight equipment	Term of lease
Buildings and improvements (principally on leased land)	10 – 30 years or term of lease
Furniture, fixtures and other equipment	3 – 20 years
Capitalized software	3 – 10 years

[1] Approximate final aircraft retirement date.

Residual values for aircraft, engines, major rotable parts, avionics and assemblies are generally five to 10 percent, except when a guaranteed residual value or other agreements exist to better estimate the residual value.

Equipment and property under capital leases are amortized over the term of the leases or, in the case of certain aircraft, over their expected useful lives, and such amortization is included in depreciation and amortization. Lease terms vary but are generally 10 to 25 years for aircraft and seven to 40 years for other leased equipment and property.

Maintenance and Repair Costs Maintenance and repair costs for owned and leased flight equipment are charged to operating expense as incurred, except engine overhaul costs incurred by AMR Eagle Holding Corporation (AMR Eagle) and costs incurred for maintenance and repair under power by the hour maintenance contract agreements, which are accrued on the basis of hours flown.

Intangible Assets Route acquisition costs and airport operating and gate lease rights represent the purchase price attributable to route authorities (including international airport take-off and landing slots), airport take-off and landing slots and airport gate leasehold rights acquired. These assets are being amortized on a straight-line basis over 40 years for route authorities, primarily 25 years for airport take-off and landing slots, and the term of the lease for airport gate leasehold rights.

Passenger Revenue Passenger ticket sales are initially recorded as a component of air traffic liability. Revenue derived from ticket sales is recognized at the time service is provided. However, due to various factors, including the complex pricing structure and interline agreements throughout the industry, certain amounts are recognized in revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based upon the evaluation of historical trends, including the use of regression analysis and other methods to model the outcome of future events based on the Company's historical experience.

Advertising Costs The Company expenses the costs of advertising as incurred. Advertising expense was $202 million, $221 million and $206 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Frequent Flyer Program The estimated incremental cost of providing free travel awards is accrued when such award levels are reached. American sells mileage credits and related services to companies participating in its frequent flyer program. The portion of the revenue related to the sale of mileage credits is deferred over 28 months, which approximates the expected period over which the mileage credits are used. The remaining portion of the revenue is recognized upon sale as the related services have been provided.

Statements of Cash Flows Short-term investments, without regard to remaining maturity at acquisition, are not considered as cash equivalents for purposes of the statements of cash flows.

Stock Options The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations. Under APB 25, no compensation expense is recognized for stock option grants if the exercise price of the Company's stock option grants is at or above the fair market value of the underlying stock on the date of grant.

Employee Accruals The Company estimates the amount of potential retroactive pay expected to be provided upon finalization of a labor agreement for work groups working under contracts that have become amendable. These estimates are based upon management's expectation of the most likely outcome of the contract negotiations.

Measurement of Asset Impairments In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), the Company records impairment charges on long-lived assets (including goodwill) used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The impairment charge is determined based upon the amount the net book value of the assets exceeds their fair market value. In making these determinations, the Company utilizes certain assumptions, including, but not limited to: (i) estimated fair market value of the assets, and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company's operations and estimated salvage values.

2. Special Charges – Net of U.S. Government Grant

On September 11, 2001, two American Airlines aircraft were hijacked and destroyed in terrorist attacks on The World Trade Center in New York City and the Pentagon in northern Virginia. On the same day, two United Air Lines aircraft were also hijacked and used in terrorist attacks. In addition to the loss of life on board the aircraft, these attacks resulted in untold deaths and injuries to persons on the ground and massive property damage. In response to those terrorist attacks, the Federal Aviation Administration issued a federal ground stop order on September 11, 2001, prohibiting all flights to, from, and within the United States. Airports did not reopen until September 13, 2001 (except for Washington Reagan Airport, which was partially reopened on October 4, 2001). The Company was able to operate only a portion of its scheduled flights for several days thereafter. When flights were permitted to resume, passenger traffic and yields on the Company's flights were significantly lower than prior to the attacks. As a result, the Company announced that it would reduce its operating schedule to approximately 80 percent of the schedule it flew prior to September 11, 2001. In addition, the Company also announced that, as a result of its schedule reduction and the sharp fall off in passenger traffic, it would eliminate approximately 20,000 jobs. The Company's future schedule will vary as the Company reacts to continuing changes in demand and yields, as well as normal factors such as seasonality and fleet composition.

On September 22, 2001, President Bush signed into law the Air Transportation Safety and System Stabilization Act (the Act), which for all U.S. airlines and air cargo carriers (collectively, air carriers) provides for, among other things: (i) $5 billion in compensation for direct losses (including lost revenues) incurred as a result of the federal ground stop order and for incremental losses incurred through December 31, 2001 as a direct result of the attacks; (ii) subject to certain conditions, the availability of up to $10 billion in federal government guarantees of certain loans made to air carriers for which credit is not reasonably available as determined by a newly established Air Transportation Stabilization Board; (iii) the authority of the Secretary of Transportation to reimburse air carriers (which authority expires 180 days after the enactment of the Act) for the increase in the cost of insurance, for coverage ending before October 1, 2002, over the premium in effect for the period September 4, 2001 to September 10, 2001; (iv) at the discretion of the Secretary of Transportation, a $100 million limit on the liability of any air carrier to third parties with respect to acts of terrorism committed on or to such air carrier during the 180-day period following the enactment of the Act; (v) the extension of the due date for the payment by air carriers of certain excise taxes; and (vi) compensation to individual claimants who were physically injured or killed as a result of the terrorist attacks of September 11, 2001. In addition, the Act provides that, notwithstanding any other provision of law, liability for all claims, whether compensatory or punitive, arising from the terrorist-related events of September 11, 2001 against any air carrier shall not exceed the liability coverage maintained by the air carrier.

Based upon estimates provided by the Company's insurance providers, the Company has recorded a liability of approximately $2.3 billion for claims arising from the events of September 11, 2001, after considering the liability protections provided for by the Act. In addition, the Company has recorded a receivable for the same amount which the Company expects to recover from its insurance carriers as claims are resolved. This insurance receivable and liability are classified as Other assets and Other liabilities and deferred credits on the accompanying consolidated balance sheets, respectively, and are based on reserves established by the Company's insurance carriers. These estimates may be revised as additional information becomes available concerning the expected claims.

Under the airline compensation provisions of the Act, each air carrier is entitled to receive the lesser of: (i) its direct and incremental losses for the period September 11, 2001 to December 31, 2001 or (ii) its proportional available seat mile allocation of the $5 billion compensation available under the Act. The Company has received a total of $728 million from the U.S. Government under the Act. The Company expects to receive additional payments in 2002 aggregating approximately $128 million. As of December 31, 2001, the Company recognized approximately $856 million as compensation under the Act, which is included in Special charges – net of U.S. Government grant on the accompanying consolidated statements of operations. Adjustments to the amount of compensation received by the Company may be recognized in 2002 as the rules governing the distribution of the government grant are finalized. The finalized rules could result in more or less compensation to the Company under the Act.

Special charges – net of U.S. Government grant for the year ended December 31, 2001 included the following (in millions):

	Year Ended December 31, 2001
Aircraft charges	$ 1,237
Facility exit costs	115
Employee charges	71
Other	43
Total special charges	1,466
Less: U.S. Government grant	(856)
	$ 610

Aircraft charges In conjunction with the acquisition of TWA, coupled with revisions to the Company's fleet plan to accelerate the retirement dates of its Fokker 100, Saab 340 and ATR 42 aircraft, during the second quarter of 2001 the Company determined these aircraft were impaired under SFAS 121. As a result, during the second quarter of 2001, the Company recorded an asset impairment charge of approximately $685 million relating to the write-down of the carrying value of 71 Fokker 100 aircraft, 74 Saab 340 aircraft and 20 ATR 42 aircraft and related rotables to their estimated fair market values. Management estimated the undiscounted future cash flows utilizing models used by the Company in making fleet and scheduling decisions. In determining the fair market value of these aircraft, the Company considered outside third party appraisals and recent transactions involving sales of similar aircraft.

Following the events of September 11, 2001, and decisions by other carriers to ground their Fokker 100 fleets, the Company determined that the estimated fair market value of its Fokker 100, Saab 340 and ATR 42 aircraft had further declined in value. Therefore, during the third quarter of 2001, the Company recorded an additional charge of approximately $423 million reflecting the diminution in the estimated fair market value of these aircraft and related rotables.

In addition, due primarily to fleet plan changes implemented by the Company as a result of the events of September 11, 2001, the Company recorded a charge of approximately $64 million related primarily to the write-down of certain other aircraft and aircraft modifications to their estimated fair market value. Included in this charge is the write-down of five owned Boeing 727-200 non-operating aircraft and one owned McDonnell Douglas MD-80 non-operating aircraft.

As a result of the write-down of these aircraft to fair market value, as well as the acceleration of the retirement dates, including the acceleration of the Company's remaining 50 owned Boeing 727-200 aircraft to May 2002, and changes in salvage values, depreciation and amortization expense will decrease by approximately $57 million on an annualized basis.

Due to the events of September 11, 2001, and subsequent impact on the Company and the rest of the airline industry, during the fourth quarter of 2001, the Company completed an impairment analysis of its long-lived assets, including aircraft fleets, route acquisition costs, airport operating and gate lease rights, and goodwill in accordance with applicable accounting standards. The impairment analysis did not result in any additional impairment charges beyond those recorded in the second and third quarters of 2001.

The Company also retired all McDonnell Douglas DC-9 aircraft and eight McDonnell Douglas MD-80 aircraft during the third and fourth quarters of 2001, and accelerated the retirement of its entire Boeing 717-200 fleet to June 2002 (these aircraft were acquired from TWA). In conjunction therewith, the Company recorded a charge of approximately $65 million related primarily to future lease commitments and return condition costs on the operating leased aircraft past the dates they will be removed from service. As of December 31, 2001, cash outlays are estimated to be approximately $58 million and will occur over the remaining lease terms, which extend through 2010.

Facility exit costs Also in response to the September 11, 2001 terrorist attacks, the Company announced that it would discontinue service at Dallas Love Field and discontinue or reduce service on several of its international routes. In addition, the Company announced it would close six Admiral's Clubs, five airport Platinum Service Centers and approximately 105 off-airport Travel Centers in 37 cities, all effective September 28, 2001. As a result of these announcements, the Company recorded an $87 million charge related primarily to future lease commitments and the write-off of leasehold improvements and fixed assets. As of December 31, 2001, cash outlays related to the accrual of future lease commitments are estimated to be approximately $20 million and will occur over the remaining lease terms, which extend through 2018.

In addition, in December 2001, American agreed to sell its terminal facilities lease rights at the Raleigh-Durham International Airport to the Raleigh-Durham Airport Authority. As a result of this transaction, the Company recorded a $28 million charge in the fourth quarter of 2001 to accrue the residual cost less sales proceeds.

Employee charges On September 19, 2001, the Company announced that it would be forced to reduce its workforce by approximately 20,000 jobs across all work groups (pilots, flight attendants, mechanics, fleet service clerks, agents, management and support staff personnel). The reduction in workforce, which the Company accomplished through various measures, including leaves of absence, job sharing, elimination of open positions, furloughs in accordance with collective bargaining agreements and permanent layoffs, resulted from the September 11, 2001 terrorist attacks and the Company's subsequent reduction of its operating schedule by approximately 20 percent. In connection therewith, the Company recorded a charge of approximately $71 million for employee termination benefits. Cash outlays for the employee charges were incurred substantially during 2001 and approximated the amount of the charge recorded.

3. Acquisition of TWA Assets

On April 9, 2001, American purchased substantially all of the assets of TWA and assumed certain liabilities. TWA was the eighth largest U.S. carrier, with a primary domestic hub in St. Louis. American funded the acquisition of TWA's assets with its existing cash and short-term investments. The acquisition of TWA was accounted for under the purchase method of accounting and, accordingly, the operating results of TWA since the date of acquisition have been included in the accompanying consolidated financial statements for the year ended December 31, 2001.

The accompanying consolidated financial statements reflect the allocation of the purchase price, which was based on estimated fair values of the assets acquired and liabilities assumed. American paid approximately $742 million in cash (subject to certain working capital adjustments) for the purchase of TWA, which included the $625 million purchase price paid to TWA and various other acquisition costs, primarily the purchase of aircraft security deposits and prepaid rent, and assumed the following obligations: $638 million in current liabilities, $734 million in postretirement benefits other than pensions, $519 million in capital lease obligations and approximately $175 million of other long-term liabilities. The purchase price was allocated as follows: approximately $812 million to current assets, $574 million to fixed assets, primarily capital lease aircraft, and approximately $320 million to other assets, resulting in goodwill of approximately $1 billion, which is being amortized on a straight-line basis over 40 years.

The following table provides unaudited pro forma consolidated results of operations, assuming the acquisition had occurred as of January 1, 2000 (in millions, except per share amounts):

	(Unaudited) Year Ended December 31, 2001	2000
Operating revenues	$ 19,830	$ 23,265
Income (loss) from continuing operations	(1,769)	687
Net earnings (loss)	(1,769)	730
Earnings (loss) per share – diluted	$ (11.48)	$ 4.51

The unaudited pro forma consolidated results of operations have been prepared for comparative purposes only. These amounts are not indicative of the combined results which would have occurred had the transaction actually been consummated on the date indicated above and are not indicative of the consolidated results of operations which may occur in the future.

4. Investments

Short-term investments consisted of (in millions):

	December 31, 2001	2000
Overnight investments and time deposits	$ 460	$ 361
U. S. Government agency notes	722	-
Corporate and bank notes	649	906
U. S. Treasury notes	500	-
Asset backed securities	333	361
U. S. Government agency mortgages	130	442
Other	78	74
	$ 2,872	$ 2,144

Short-term investments at December 31, 2001, by contractual maturity included (in millions):

Due in one year or less	$ 1,950
Due between one year and three years	692
Due after three years	230
	$ 2,872

All short-term investments are classified as available-for-sale and stated at fair value. Unrealized gains and losses, net of deferred taxes, are reflected as an adjustment to stockholders' equity.

American has standby letter of credit agreements (see Note 6) which are secured by approximately $490 million of short-term investments.

During 1999, the Company entered into an agreement with priceline.com Incorporated (priceline) whereby ticket inventory provided by the Company may be sold through priceline's e-commerce system. In conjunction with this agreement, the Company received warrants to purchase approximately 5.5 million shares of priceline common stock. In the second quarter of 2000, the Company sold these warrants for proceeds of approximately $94 million, and recorded a gain of $57 million which is included in Miscellaneous – net on the accompanying consolidated statements of operations.

Also during 1999, the Company sold approximately 2.7 million depository certificates which were convertible, subject to certain restrictions, into the common stock of Equant N.V. (Equant), a public company, for a net gain of approximately $118 million, after taxes and minority interest. Of this amount, approximately $75 million is included in Miscellaneous – net and approximately $71 million, net of taxes and minority interest, related to depository certificates held by the Company on behalf of Sabre is included in income from discontinued operations on the accompanying consolidated statements of operations. During 2001, as a result of the merger between France Telecom and Equant, the Company converted its remaining depository certificates into France Telecom common stock and subsequently sold those shares for a net gain of approximately $5 million which is included in Miscellaneous – net on the accompanying consolidated statements of operations.

In December 1999, the Company entered into an agreement to sell its investment in the cumulative mandatorily redeemable convertible preferred stock of Canadian Airlines International Limited (Canadian) for approximately $40 million, resulting in a gain of $40 million which is included in Miscellaneous – net on the accompanying consolidated statements of operations. In addition, the Company recognized a tax benefit of $67 million resulting from the tax loss on the investment, representing the reversal of a deferred tax valuation allowance since it is more likely than not that the tax benefit will be realized. The valuation allowance was established in 1996 when the investment was written-off because, at that time, it was not more likely than not that the tax benefit of the write-off would be realized. During 2000, the Company recorded a gain of approximately $41 million from the recovery of start-up expenses (previously written-off) from the Canadian services agreement entered into during 1995 which is included in Miscellaneous – net on the accompanying consolidated statements of operations.

5. Commitments and Contingencies

During the fourth quarter of 2001, the Company reached an agreement with Boeing that included a combination of aircraft delivery deferrals, substitutions and limited additional aircraft orders. As a direct result of the agreement with Boeing, the Company's 2002 and 2003 aircraft commitment amounts have been reduced, in the aggregate, by approximately $700 million. Following this agreement, at December 31, 2001, the Company had commitments to acquire the following aircraft: 47 Boeing 737-800s, 14 Boeing 777-200ERs, nine Boeing 767-300ERs, seven Boeing 757-200s, 124 Embraer regional jets and 24 Bombardier CRJ-700s. Deliveries of all aircraft extend through 2008. Future payments for all aircraft, including the estimated amounts for price escalation, will approximate $1.3 billion in 2002, $1.7 billion in 2003, $1.2 billion in 2004 and an aggregate of approximately $1.9 billion in 2005 through 2008. These future payments are net of approximately $470 million related to deposits made for 2002 aircraft deliveries – which have been deferred as part of the agreement with Boeing – that will be applied to future aircraft deliveries. In addition to these commitments for aircraft, the Company expects to spend approximately $500 million in 2002 for modifications to aircraft, renovations of – and additions to – airport and off-airport facilities, and the acquisition of various other equipment and assets.

Miami-Dade County is currently investigating and remediating various environmental conditions at the Miami International Airport (MIA) and funding the remediation costs through landing fees and various cost recovery methods. American and AMR Eagle have been named as potentially responsible parties (PRPs) for the contamination at MIA. During the second quarter of 2001, the County filed a lawsuit against 17 defendants, including American, in an attempt to recover its past and future cleanup costs (*Miami-Dade County, Florida v. Advance Cargo Services, Inc., et al.* in the Florida Circuit Court). In addition to the 17 defendants named in the lawsuit, 243 other agencies and companies were also named as PRPs and contributors to the contamination. American's and AMR Eagle's portion of the cleanup costs cannot be reasonably estimated due to various factors, including the unknown extent of the remedial actions that may be required, the proportion of the cost that will ultimately be recovered from the responsible parties, and uncertainties regarding the environmental agencies that will ultimately supervise the remedial activities and the nature of that supervision. In addition, the Company is subject to environmental issues at various other airport and non-airport locations. Management believes, after considering a number of factors, that the ultimate disposition of these environmental issues is not expected to materially affect the Company's consolidated financial position, results of operations or cash flows. Amounts recorded for environmental issues are based on the Company's current assessments of the ultimate outcome and, accordingly, could increase or decrease as these assessments change.

The Company is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

The Company has agreed to sell its McDonnell Douglas MD-11 aircraft to FedEx Corporation (FedEx). No significant gain or loss is expected to be recognized as a result of this transaction. As of December 31, 2001, the carrying value of the remaining aircraft American has committed to sell was approximately $143 million. The Company expects to deliver the remaining aircraft to FedEx by the third quarter of 2002.

AMR and American have event risk covenants in approximately $2.2 billion of indebtedness as of December 31, 2001. These covenants permit the holders of such indebtedness to receive a higher rate of return (between 75 and 650 basis points above the stated rate) if a designated event, as defined, should occur and the credit rating of such indebtedness is downgraded below certain levels within a certain period of time following the event. No designated event, as defined, has occurred as of December 31, 2001.

6. Leases

AMR's subsidiaries lease various types of equipment and property, primarily aircraft and airport facilities. The future minimum lease payments required under capital leases, together with the present value of such payments, and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2001, were (in millions):

Year Ending December 31,	Capital Leases	Operating Leases
2002	$ 326	$ 1,336
2003	243	1,276
2004	295	1,199
2005	229	1,138
2006	231	1,073
2007 and subsequent	1,233	11,639
	2,557	$ 17,661 [1]
Less amount representing interest	817	
Present value of net minimum lease payments	$ 1,740	

[1] As of December 31, 2001, included in Other liabilities and deferred credits on the accompanying consolidated balance sheets is approximately $1.6 billion relating to rent expense being recorded in advance of future operating lease payments.

At December 31, 2001, the Company had 342 jet aircraft and 41 turboprop aircraft under operating leases and 76 jet aircraft and 55 turboprop aircraft under capital leases – which includes both operating and non-operating aircraft. The aircraft leases can generally be renewed at rates based on fair market value at the end of the lease term for one to five years. Most aircraft leases have purchase options at or near the end of the lease term at fair market value, but generally not to exceed a stated percentage of the defined lessor's cost of the aircraft or at a predetermined fixed amount.

Special facility revenue bonds have been issued by certain municipalities primarily to purchase equipment and improve airport facilities that are leased by American and accounted for as operating leases. Approximately $2.3 billion of these bonds (with total future payments of approximately $6 billion as of December 31, 2001) are guaranteed by AMR and American. These guarantees can only be invoked in the event American defaults on the lease obligation and certain other remedies are not available. In addition, of the $2.3 billion, American may be required to purchase up to $558 million under various remarketing agreements which are supported by standby letters of credit with terms ranging from one to three years.

Rent expense, excluding landing fees, was $1.7 billion for 2001 and $1.3 billion for 2000 and 1999.

7. Indebtedness

Long-term debt (excluding amounts maturing within one year) consisted of (in millions):

	December 31, 2001	December 31, 2000
Secured variable and fixed rate indebtedness due through 2021 (effective rates from 2.4% – 9.6% at December 31, 2001)	$ 3,591	$ 2,656
Enhanced equipment trust certificates due through 2019 (rates from 6.8% – 9.1% at December 31, 2001)	3,006	553
Credit facility agreement due in 2005 (5.09% at December 31, 2001)	814	-
9.0% – 10.20% debentures due through 2021	332	332
7.875% – 10.55% notes due through 2039	302	345
6.0% – 7.10% bonds due through 2031	176	176
Unsecured variable rate indebtedness due through 2024 (3.55% at December 31, 2001)	86	86
Other	3	3
Long-term debt, less current maturities	$ 8,310	$ 4,151

Maturities of long-term debt (including sinking fund requirements) for the next five years are: 2002 – $556 million; 2003 – $296 million; 2004 – $359 million; 2005 – $1.2 billion; 2006 – $886 million.

During 2001, American issued approximately $2.6 billion of enhanced equipment trust certificates and entered into approximately $1.1 billion of various debt agreements. These financings are secured by aircraft. Effective rates on these financings are fixed or variable (based upon the London Interbank Offered Rate [LIBOR] plus a spread).

In April 2001, the Board of Directors of American approved the guarantee by American of AMR's existing debt obligations. As of December 31, 2001, this guarantee covered approximately $676 million of unsecured debt and approximately $573 million of secured debt. (American is a Securities and Exchange Commission registrant and has filed consolidated financial statements included in its Form 10-K for the year ended December 31, 2001.)

During the third quarter of 2000, the Company repurchased prior to scheduled maturity approximately $167 million in face value of long-term debt. Cash from operations provided the funding for the repurchases. These transactions resulted in an extraordinary loss of $14 million.

American has an $834 million credit facility that expires December 15, 2005. At American's option, interest on this facility can be calculated on one of several different bases. For most borrowings, American would anticipate choosing a floating rate based upon LIBOR. During the fourth quarter of 2001, American amended this credit facility to include, among other items, a revision of its financial covenants, including modifications to its fixed charge covenant and the addition of certain liquidity requirements. The next test of the fixed charge covenant will occur on June 30, 2003 and will consider only the preceding six-month period. American secured the facility with previously unencumbered aircraft. In addition, the facility requires that American maintain at least $1.5 billion of liquidity, as defined in the facility, which consists primarily of cash and short-term investments, and 50 percent of the net book value of its unencumbered aircraft. The interest rate on the entire credit facility will be reset on March 18, 2002.

In addition, American has available a $1 billion credit facility that expires September 30, 2002. Interest on this facility is based upon LIBOR plus a spread. This facility is immediately available subject to the Company providing specified aircraft collateral as security at the time of borrowing. At December 31, 2001, no borrowings were outstanding under this facility.

Certain debt is secured by aircraft, engines, equipment and other assets having a net book value of approximately $8.5 billion. In addition, certain of American's debt and letter of credit agreements contain restrictive covenants, including a minimum net worth requirement, which could limit American's ability to pay dividends. At December 31, 2001, under the most restrictive provisions of those debt and credit facility agreements, approximately $400 million of the retained earnings of American was available for payment of dividends to AMR.

Cash payments for interest, net of capitalized interest, were $343 million, $301 million and $237 million for 2001, 2000 and 1999, respectively.

8. Financial Instruments and Risk Management

As part of the Company's risk management program, AMR uses a variety of financial instruments, including fuel swap and option contracts, interest rate swaps, and currency option contracts and exchange agreements. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company is exposed to credit losses in the event of non-performance by counterparties to these financial instruments, but it does not expect any of the counterparties to fail to meet its obligations. The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date, reduced by the effects of master netting agreements. To manage credit risks, the Company selects counterparties based on credit ratings, limits its exposure to a single counterparty under defined guidelines, and monitors the market position of the program and its relative market position with each counterparty. The Company also maintains industry-standard security agreements with the majority of its counterparties which may require the Company or the counterparty to post collateral if the value of these instruments falls below certain mark-to-market thresholds. The Company's outstanding collateral as of December 31, 2001 was not material.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS 133). SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS 133 did not result in a cumulative effect adjustment being recorded to net income for the change in accounting. However, the Company recorded a transition adjustment of approximately $64 million in Accumulated other comprehensive loss in the first quarter of 2001. The amounts included in the following discussion are not comparable in that the 2001 amounts reflect the January 1, 2001 adoption of SFAS 133 whereas the 2000 amounts do not.

Fuel Price Risk Management American enters into jet fuel, heating oil and crude swap and option contracts to protect against increases in jet fuel prices. These instruments generally have maturities of up to 36 months. In accordance with SFAS 133, the Company accounts for its fuel swap and option contracts as cash flow hedges. Upon the adoption of SFAS 133, the Company recorded the fair value of its fuel hedging contracts in Other assets and Accumulated other comprehensive loss on the consolidated balance sheets. Effective gains or losses on fuel hedging agreements are deferred in Accumulated other comprehensive loss and are recognized in earnings as a component of fuel expense when the underlying fuel being hedged is used. The ineffective portion of the fuel hedge agreements is based on the change in the total value of the derivative relative to the change in the value of the fuel being hedged and is recognized as a component of fuel expense on the accompanying consolidated statements of operations.

For the year ended December 31, 2001 and 2000, the Company recognized net gains of approximately $29 million and $545 million, respectively, as a component of fuel expense on the accompanying consolidated statements of operations related to its fuel hedging agreements. The net gains recognized in 2001 included approximately $72 million of ineffectiveness expense relating to the Company's fuel hedging agreements. At December 31, 2001, American had fuel hedging agreements with broker-dealers on approximately 2.3 billion gallons of fuel products, which represented approximately 40 percent of its expected 2002 fuel needs, approximately 21 percent of its expected 2003 fuel needs, and approximately five percent of its expected 2004 fuel needs. The fair value of the Company's fuel hedging agreements at December 31, 2001 and 2000, representing the amount the Company would receive to terminate the agreements, totaled $39 million and $223 million, respectively.

Interest Rate Risk Management American utilizes interest rate swap contracts to effectively convert a portion of its fixed-rate obligations to floating-rate obligations. Under SFAS 133, the Company accounts for its interest rate swap contracts as fair value hedges whereby the fair value of the related interest rate swap agreement is reflected in Other assets with the corresponding liability being recorded as a component of Long-term debt on the consolidated balance sheets. The Company has no ineffectiveness with regard to its interest rate swap contracts. The fair value of the Company's interest rate swap agreements, representing the amount the Company would receive if the agreements were terminated at December 31, 2001 and 2000, was approximately $11 million and $4 million, respectively.

Foreign Exchange Risk Management To hedge against the risk of future exchange rate fluctuations on a portion of American's foreign cash flows, the Company enters into various currency put option agreements on a number of foreign currencies. These instruments generally have maturities of up to 12 months. In accordance with SFAS 133, the Company accounts for its currency put option agreements as cash flow hedges. Upon the adoption of SFAS 133, the Company recorded the fair value of its foreign currency put option agreements in Other assets and Accumulated other comprehensive loss on the consolidated balance sheets. Effective gains and losses on currency put option agreements are deferred in Accumulated other comprehensive loss and are recognized in earnings as a component of passenger revenue when the underlying hedged revenues are recognized. The ineffectiveness associated with the Company's currency put option agreements was not material. For the year ended December 31, 2001, the Company recognized net gains of approximately $14 million as a component of passenger revenue related to its foreign currency put option agreements. The fair value of the Company's foreign currency put option agreements totaled approximately $12 million and $20 million as of December 31, 2001 and 2000, respectively, representing the amount the Company would receive to terminate these agreements.

The Company has entered into Japanese yen currency exchange agreements to effectively convert certain yen-based lease obligations into dollar-based obligations. Under SFAS 133, the Company accounts for its Japanese yen currency exchange agreements as cash flow hedges whereby the fair value of the related Japanese yen currency exchange agreements is reflected in Other liabilities and deferred credits and Accumulated other comprehensive loss on the consolidated balance sheets. The Company has no ineffectiveness with regard to its Japanese yen currency exchange agreements. The fair value of the Company's yen currency exchange agreements, representing the amount the Company would pay to terminate the agreements, were $45 million and $5 million as of December 31, 2001 and 2000, respectively. The exchange rates on the Japanese yen agreements range from 66.5 to 113.5 yen per U.S. dollar.

Fair Values of Financial Instruments The fair values of the Company's long-term debt were estimated using quoted market prices where available. For long-term debt not actively traded, fair values were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and estimated fair values of the Company's long-term debt, including current maturities, were (in millions):

	December 31, 2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Secured variable and fixed rate indebtedness	$ 3,989	$ 3,751	$ 2,799	$ 2,879
Enhanced equipment trust certificates	3,094	3,025	567	576
Credit facility agreement	814	814	-	-
7.875% – 10.55% notes	343	310	749	759
9.0% – 10.20% debentures	332	293	332	358
6.0% – 7.10% bonds	176	143	176	179
Unsecured variable rate indebtedness	86	86	86	86
Other	32	32	11	11
	$ 8,866	$ 8,454	$ 4,720	$ 4,848

All other financial instruments are either carried at fair value or their carrying value approximates fair value.

9. Income Taxes

The significant components of the income tax provision (benefit) were (in millions):

	Year Ended December 31, 2001	2000	1999
Current	$ (263)	$ 47	$ 167
Deferred	(731)	461	183
	$ (994)	$ 508	$ 350

The income tax provision (benefit) includes a federal income tax provision (benefit) of $(911) million, $454 million and $290 million and a state income tax provision (benefit) of $(90) million, $47 million and $49 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The income tax provision (benefit) differed from amounts computed at the statutory federal income tax rate as follows (in millions):

	Year Ended December 31,		
	2001	2000	1999
Statutory income tax provision (benefit)	$ (965)	$ 450	$ 352
State income tax provision (benefit), net of federal tax effect	(58)	30	32
Foreign tax credit carryforwards	(7)	-	-
Meal expense	18	19	19
Change in valuation allowance	7	-	(67)
Other, net	11	9	14
Income tax provision (benefit)	$ (994)	$ 508	$ 350

The change in valuation allowance in 2001 related to the Company's uncertainty regarding the realization of the foreign tax credit carryforward, and in 1999 related to the realization of a tax loss on the sale of the Company's investment in Canadian (see Note 4).

The components of AMR's deferred tax assets and liabilities were (in millions):

	December 31,	
	2001	2000
Deferred tax assets:		
Postretirement benefits other than pensions	$ 925	$ 632
Rent expense	765	522
Alternative minimum tax credit carryforwards	572	184
Operating loss carryforwards	412	-
Frequent flyer obligation	409	362
Gains from lease transactions	216	225
Other	784	541
Valuation allowance	(7)	-
Total deferred tax assets	4,076	2,466
Deferred tax liabilities:		
Accelerated depreciation and amortization	(4,065)	(3,822)
Purchased intangible assets	(369)	-
Pensions	(157)	(89)
Other	(322)	(245)
Total deferred tax liabilities	(4,913)	(4,156)
Net deferred tax liability	$ (837)	$ (1,690)

At December 31, 2001, AMR had available for federal income tax purposes an alternative minimum tax credit carryforward of approximately $572 million which is available for an indefinite period, and federal and state net operating losses of approximately $1.1 billion for regular tax purposes which will fully expire, if unused, in 2021.

Cash payments (receipts) for income taxes were $(28) million, $49 million and $71 million for 2001, 2000 and 1999, respectively.

10. Stock Awards and Options

Under the 1998 Long Term Incentive Plan, as amended, officers and key employees of AMR and its subsidiaries may be granted stock options, stock appreciation rights (SARs), restricted stock, deferred stock, stock purchase rights, other stock-based awards and/or performance-related awards, including cash bonuses. The total number of common shares authorized for distribution under the 1998 Long Term Incentive Plan is 23,700,000 shares. The 1998 Long Term Incentive Plan, the successor to the 1988 Long Term Incentive Plan, which expired May 18, 1998, will terminate no later than May 21, 2008. Options granted under the 1988 and 1998 Long Term Incentive Plans (collectively, the Plans) are awarded with an exercise price equal to the fair market value of the stock on date of grant, become exercisable in equal annual installments over five years following the date of grant and expire 10 years from the date of grant. SARs may be granted in tandem with options awarded; however, no SARs have been granted. As of December 31, 2001, approximately 3.5 million shares were available for future grant under the Plans.

As a result of the Sabre spin-off in March 2000, AMR's stock price was adjusted from $60 9/16 to $25 9/16 by the New York Stock Exchange. Accordingly, all outstanding stock options and other stock-based awards, including the related exercise prices, were adjusted to preserve the intrinsic value of the stock options and awards. See Note 14 for information regarding the Sabre spin-off.

In 2001, 2000 and 1999, the total charge for stock compensation expense included in wages, salaries and benefits expense, primarily related to the Company's performance share plan, was $21 million, $52 million and $53 million, respectively. No compensation expense was recognized for stock option grants under the Plans since the exercise price was the fair market value of the underlying stock on the date of grant.

Stock option activity was:

	Year Ended December 31,					
	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at January 1	16,568,907	$ 25.42	5,219,634	$ 52.06	4,147,124	$ 46.60
Sabre adjustment	-	-	7,150,899	-	-	-
Granted	4,180,595	28.35	6,003,111	30.21	1,539,585	63.19
Exercised	(951,191)	38.34	(1,557,034)	32.85	(258,875)	68.17
Canceled	(286,025)	23.04	(247,703)	23.38	(208,200)	49.96
Outstanding at December 31	19,512,286	$ 26.46	16,568,907	$ 25.42	5,219,634	$ 52.06
Exercisable options outstanding at December 31	7,161,346	$ 22.95	5,334,444	$ 19.79	2,012,889	$ 40.63

The following table summarizes information about the stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
Under $20	2,403,770	3.60	$ 15.16	2,368,838	$ 15.14
$20 – $30	9,945,874	7.74	24.16	3,172,758	24.19
Over $30	7,162,642	8.51	33.45	1,619,750	31.92
	19,512,286	7.51	$ 26.46	7,161,346	$ 22.95

In May 1997, in conjunction with the labor agreement reached between American and members of the Allied Pilots Association (APA), the Company established the Pilots Stock Option Plan (The Pilot Plan). The Pilot Plan granted members of the APA the option to purchase 11.5 million shares of AMR stock at $41.69 per share, $5 less than the average fair market value of the stock on the date of grant, May 5, 1997. These shares were exercisable immediately. In conjunction with the Sabre spin-off, the exercise price was adjusted to $17.59 per share. Pilot Plan option activity was:

	Year Ended December 31,		
	2001	2000	1999
Outstanding at January 1	10,990,190	5,420,028	5,791,381
Sabre adjustment	-	7,421,048	-
Exercised	(1,174,865)	(1,850,886)	(371,353)
Outstanding at December 31	9,815,325	10,990,190	5,420,028

The weighted-average grant date fair value per share of all stock option awards granted during 2001, 2000 and 1999 was $12.23, $16.54 and $23.17, respectively.

Shares of deferred stock are awarded at no cost to officers and key employees under the Plans' Career Equity Program and will be issued upon the individual's retirement from AMR or, in certain circumstances, will vest on a pro rata basis. Deferred stock activity was:

	Year Ended December 31,		
	2001	2000	1999
Outstanding at January 1	4,956,497	2,310,680	2,401,532
Sabre adjustment	-	3,165,632	-
Granted	-	-	146,200
Issued	(98,566)	(479,177)	(122,042)
Canceled	(72,219)	(40,638)	(115,010)
Outstanding at December 31	4,785,712	4,956,497	2,310,680

The weighted-average grant date fair value per share of career equity awards granted during 1999 was $63.54.

A performance share plan was implemented in 1993 under the terms of which shares of deferred stock are awarded at no cost to officers and key employees under the Plans. The fair value of the performance shares granted is equal to the market price of the Company's stock at the date of grant. The shares vest over a three-year performance period based upon certain specified financial measures of the Company. Performance share activity was:

	Year Ended December 31,		
	2001	2000	1999
Outstanding at January 1	2,507,755	1,215,644	1,565,616
Sabre adjustment	-	1,665,432	-
Granted	913,422	1,277,539	509,822
Issued	(194,128)	(399,517)	(208,265)
Awards settled in cash	(706,302)	(1,200,177)	(513,370)
Canceled	(33,945)	(51,166)	(138,159)
Outstanding at December 31	2,486,802	2,507,755	1,215,644

The weighted-average grant date fair value per share of performance share awards granted during 2001, 2000 and 1999 was $28.27, $32.93 and $62.95, respectively.

The Company has adopted the pro forma disclosure features of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). As required by SFAS 123, pro forma information regarding income (loss) from continuing operations before extraordinary loss and earnings (loss) per share from continuing operations before extraordinary loss have been determined as if the Company had accounted for its employee stock options and awards granted subsequent to December 31, 1994 using the fair value method prescribed by SFAS 123. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999: risk-free interest rates ranging from 4.58% to 6.15%; dividend yields of 0%; expected stock volatility ranging from 31.3% to 45.2%; and expected life of the options of 4.5 years for the Plans and 1.5 years for The Pilot Plan.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following table shows the Company's pro forma income (loss) from continuing operations before extraordinary loss and earnings (loss) per share from continuing operations before extraordinary loss assuming the Company had accounted for its employee stock options using the fair value method (in millions, except per share amounts):

	Year Ended December 31,		
	2001	2000	1999
Income (loss) from continuing operations before extraordinary loss:			
As reported	$ (1,762)	$ 779	$ 656
Pro forma	(1,779)	772	651
Basic earnings (loss) per share from continuing operations before extraordinary loss:			
As reported	$ (11.43)	$ 5.20	$ 4.30
Pro forma	(11.54)	5.15	4.27
Diluted earnings (loss) per share from continuing operations before extraordinary loss:			
As reported	$ (11.43)	$ 4.81	$ 4.17
Pro forma	(11.54)	4.77	4.14

11. Retirement Benefits

All regular employees of the Company are eligible to participate in pension plans. The defined benefit plans provide benefits for participating employees based on years of service and average compensation for a specified period of time before retirement. Airline pilots also participate in a defined contribution plan for which Company contributions are determined as a percentage of participant compensation.

Effective January 1, 2001, American established a defined contribution plan for non-contract employees in which the Company will contribute a match up to 5.5 percent on employee contributions of pensionable earnings to the Company's existing 401(k) plan. During 2000, American provided a one-time election for current non-contract employees to remain in the defined benefit plan or discontinue accruing future credited service in the defined benefit plan as of January 1, 2001 and begin participation in the defined contribution plan. Effective January 1, 2002, all new non-contract employees of the Company will become members of the defined contribution plan.

In addition to pension benefits, other postretirement benefits, including certain health care and life insurance benefits, are also provided to retired employees. The amount of health care benefits is limited to lifetime maximums as outlined in the plan. Substantially all regular employees of American and employees of certain other subsidiaries may become eligible for these benefits if they satisfy eligibility requirements during their working lives.

Certain employee groups make contributions toward funding a portion of their retiree health care benefits during their working lives. AMR funds benefits as incurred and makes contributions to match employee prefunding.

In connection with the acquisition of TWA in April 2001 (see Note 3), the Company assumed certain retiree benefit plan liabilities of TWA, primarily its postretirement benefit obligation. As such, the following information reflects the inclusion of these obligations from the date of acquisition. In addition, effective January 1, 2002, TWA employees were eligible to begin participation in American's pension plans. However, these employees were not granted prior credited service.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 2001 and 2000, and a statement of funded status as of December 31, 2001 and 2000 (in millions):

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Reconciliation of benefit obligation				
Obligation at January 1	$ 6,434	$ 5,628	$ 1,708	$ 1,306
Service cost	260	213	66	43
Interest cost	515	467	175	108
Actuarial loss	416	499	205	328
Plan amendments	168	-	(12)	-
Acquisition of TWA	-	-	734	-
Benefit payments	(371)	(373)	(117)	(77)
Obligation at December 31	$ 7,422	$ 6,434	$ 2,759	$ 1,708
Reconciliation of fair value of plan assets				
Fair value of plan assets at January 1	$ 5,731	$ 5,282	$ 88	$ 72
Actual return on plan assets	1	735	(5)	5
Employer contributions	121	85	129	88
Benefit payments	(371)	(373)	(117)	(77)
Transfers	-	2	-	-
Fair value of plan assets at December 31	$ 5,482	$ 5,731	$ 95	$ 88
Funded status				
Accumulated benefit obligation (ABO)	$ 6,041	$ 5,306	$ -	$ -
Projected benefit obligation (PBO)	7,422	6,434	-	-
Accumulated postretirement benefit obligation (APBO)	-	-	2,759	1,708
Fair value of assets	5,482	5,731	95	88
Funded status at December 31	(1,940)	(703)	(2,664)	(1,620)
Unrecognized loss (gain)	1,454	523	168	(51)
Unrecognized prior service cost	286	129	(42)	(35)
Unrecognized transition asset	(5)	(6)	-	-
Accrued benefit cost	$ (205)	$ (57)	$ (2,538)	$ (1,706)

As of December 31, 2001, the accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were approximately $4.2 billion and $3.6 billion, respectively.

At December 31, 2001 and 2000, other benefits plan assets of approximately $93 million and $88 million, respectively, were invested in shares of mutual funds managed by a subsidiary of AMR.

The following tables provide the components of net periodic benefit cost for the years ended December 31, 2001, 2000 and 1999 (in millions):

	Pension Benefits		
	2001	2000	1999
Components of net periodic benefit cost			
Defined benefit plans:			
Service cost	$ 260	$ 213	$ 236
Interest cost	515	467	433
Expected return on assets	(539)	(490)	(514)
Amortization of:			
Transition asset	(1)	(1)	(4)
Prior service cost	11	10	5
Unrecognized net loss	22	17	21
Net periodic benefit cost for defined benefit plans	268	216	177
Defined contribution plans	244	174	155
Total	$ 512	$ 390	$ 332

	Other Benefits		
	2001	2000	1999
Components of net periodic benefit cost			
Service cost	$ 66	$ 43	$ 56
Interest cost	175	108	108
Expected return on assets	(9)	(7)	(6)
Amortization of:			
Prior service cost	(5)	(5)	(5)
Unrecognized net gain	-	(14)	-
Net periodic benefit cost	$ 227	$ 125	$ 153

The following table provides the amounts recognized in the consolidated balance sheets as of December 31, 2001 and 2000 (in millions):

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Prepaid benefit cost	$ 123	$ 107	$ -	$ -
Accrued benefit liability	(328)	(225)	(2,538)	(1,706)
Additional minimum liability	(335)	(21)	-	-
Intangible asset	163	72	-	-
Accumulated other comprehensive income	172	10	-	-
Net amount recognized	$ (205)	$ (57)	$ (2,538)	$ (1,706)

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Weighted-average assumptions as of December 31				
Discount rate	7.50%	7.75%	7.50%	7.75%
Salary scale	4.26	4.26	-	-
Expected return on plan assets	9.50	9.50	9.50	9.50

The assumed health care cost trend rate was six percent in 2001, decreasing gradually to an ultimate rate of 4.5 percent by 2004. The previously assumed health care cost trend rate was seven percent in 2000, decreasing gradually to an ultimate rate of four percent by 2004.

A one percentage point change in the assumed health care cost trend rates would have the following effects (in millions):

	One Percent Increase	One Percent Decrease
Impact on 2001 service and interest cost	$ 26	$ (24)
Impact on postretirement benefit obligation as of December 31, 2001	$ 206	$ (196)

12. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows (in millions):

	Minimum Pension Liability	Unrealized Gain/(Loss) on Investments	Unrealized Gain/(Loss) on Derivative Financial Instruments	Total
Balance at December 31, 1998	$ (4)	$ -	$ -	$ (4)
Current year net change	3	(1)	-	2
Balance at December 31, 1999	(1)	(1)	-	(2)
Current year net change	(5)	5	-	-
Balance at December 31, 2000	(6)	4	-	(2)
Current year net change	(101)	3	-	(98)
Cumulative effect of adoption of SFAS 133 as of January 1, 2001, net of tax of $38	-	-	64	64
Reclassification of derivative financial instruments into earnings, net of tax of $37	-	-	(62)	(62)
Change in fair value of derivative financial instruments, net of tax of $30	-	-	(48)	(48)
Balance at December 31, 2001	$ (107)	$ 7	$ (46)	$ (146)

As of December 31, 2001, the Company estimates during the next twelve months it will reclassify from accumulated other comprehensive loss into net earnings approximately $33 million relating to its derivative financial instruments.

13. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in millions, except per share amounts):

	Year Ended December 31,		
	2001	2000	1999
Numerator:			
Numerator for earnings (loss) per share – income (loss) from continuing operations before extraordinary loss	$ (1,762)	$ 779	$ 656
Denominator:			
Denominator for basic earnings (loss) per share – weighted-average shares	154	150	152
Effect of dilutive securities:			
Employee options and shares	-	27	12
Assumed treasury shares purchased	-	(15)	(7)
Dilutive potential common shares	-	12	5
Denominator for diluted earnings (loss) per share – adjusted weighted-average shares	154	162	157
Basic earnings (loss) per share from continuing operations before extraordinary loss	$ (11.43)	$ 5.20	$ 4.30
Diluted earnings (loss) per share from continuing operations before extraordinary loss	$ (11.43)	$ 4.81	$ 4.17

For the year ended December 31, 2001, approximately 11 million potential dilutive shares were not added to the denominator because inclusion of such shares would be antidilutive.

14. Discontinued Operations

During the first quarter of 1999, the Company sold AMR Services, AMR Combs and TSR. As a result of these sales, the Company recorded a gain of approximately $64 million, net of income taxes of approximately $19 million.

On February 7, 2000, the Company declared its intent to distribute AMR's entire ownership interest in Sabre as a dividend on all outstanding shares of its common stock. To effect the dividend, AMR exchanged all of its 107,374,000 shares of Sabre's Class B common stock for an equal number of shares of Sabre's Class A common stock. Effective after the close of business on March 15, 2000, AMR distributed 0.722652 shares of Sabre Class A common stock for each share of AMR stock owned by AMR's shareholders. The record date for the dividend of Sabre stock was the close of business on March 1, 2000. In addition, on February 18, 2000, Sabre paid a special one-time cash dividend of $675 million to shareholders of record of Sabre common stock at the close of business on February 15, 2000. Based upon its approximate 83 percent interest in Sabre, AMR received approximately $559 million of this dividend. The dividend of AMR's entire ownership interest in Sabre's common stock resulted in a reduction to AMR's retained earnings in March of 2000 equal to the carrying value of the Company's investment in Sabre on March 15, 2000, which approximated $581 million. The fair market value of AMR's investment in Sabre on March 15, 2000, based upon the quoted market closing price of Sabre Class A common stock on the New York Stock Exchange, was approximately $5.2 billion. In addition, effective March 15, 2000, the Company reduced the exercise price and increased the number of employee stock options and awards by approximately 19 million to offset the dilution to the holders, which occurred as a result of the spin-off. These changes were made to keep the holders in the same economic position as before the spin-off. This dilution adjustment was determined in accordance with Emerging Issues Task Force Consensus No. 90-9, "Changes to Fixed Employee Stock Option Plans as a Result of Equity Restructuring", and had no impact on earnings.

The results of operations for Sabre, AMR Services, AMR Combs and TSR have been reflected in the consolidated statements of operations as discontinued operations. Summarized financial information of the discontinued operations is as follows (in millions):

	Year Ended December 31,	
	2000	1999
Sabre		
Revenues	$ 542	$ 2,435
Minority interest	10	57
Income taxes	36	196
Net income	43	265
AMR Services, AMR Combs and TSR		
Revenues	$ -	$ 97
Income taxes	-	-
Net income	-	-

15. Segment Reporting

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", as amended (SFAS 131), requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company has two primary operating segments, consisting primarily of American and AMR Eagle, which represent one reportable segment. Following the acquisition of TWA in April 2001 (see Note 3), American is the largest scheduled passenger airline in the world. At the end of 2001, American provided scheduled jet service to more than 161 destinations throughout North America, the Caribbean, Latin America, Europe and the Pacific. American is also one of the largest scheduled air freight carriers in the world, providing a full range of freight and mail services to shippers throughout its system. AMR Eagle owns two regional airlines which do business as "American Eagle" – American Eagle Airlines, Inc. and Executive Airlines, Inc. The American Eagle carriers provide connecting service from eight of American's high-traffic cities to smaller markets throughout the United States, Canada, the Bahamas and the Caribbean.

Revenues from other segments are below the quantitative threshold for determining reportable segments and consist primarily of revenues from AMR Investment Services, Inc. and Americas Ground Services, Inc. The difference between the financial information of the Company's one reportable segment and the financial information included in the consolidated statements of operations and balance sheets as a result of these entities is not material.

The Company's operating revenues by geographic region are summarized below (in millions):

	Year Ended December 31,		
	2001	2000	1999
Domestic	$ 13,657	$ 13,881	$ 12,563
Latin America	2,732	2,907	2,697
Europe	2,076	2,338	1,984
Pacific	498	577	486
Total consolidated revenues	$ 18,963	$ 19,703	$ 17,730

The Company attributes operating revenues by geographic region based upon the origin and destination of each flight segment. The Company's tangible assets consist primarily of flight equipment which is mobile across geographic markets and, therefore, has not been allocated.

16. Quarterly Financial Data (Unaudited)

Unaudited summarized financial data by quarter for 2001 and 2000 (in millions, except per share amounts):

	First Quarter *	Second Quarter	Third Quarter	Fourth Quarter
2001				
Operating revenues	$ 4,760	$ 5,583	$ 4,816	$ 3,804
Operating loss	(4)	(760)	(558)	(1,148)
Net loss	(43)	(507)	(414)	(798)
Loss per share:				
Basic	(0.28)	(3.29)	(2.68)	(5.17)
Diluted	(0.28)	(3.29)	(2.68)	(5.17)
2000				
Operating revenues	$ 4,577	$ 5,011	$ 5,256	$ 4,859
Operating income	212	517	572	80
Income from continuing operations before extraordinary loss	89	321	322	47
Net earnings	132	321	313	47
Earnings per share:				
Basic				
From continuing operations before extraordinary loss	0.60	2.15	2.14	0.31
Net earnings	0.89	2.15	2.08	0.31
Diluted				
From continuing operations before extraordinary loss	0.57	1.96	1.96	0.29
Net earnings	0.86	1.96	1.91	0.29

* Certain amounts for the first quarter of 2001 related to the Company's fuel hedging program have been reclassified to conform with the 2001 presentation.

The following table summarizes the special charges – net of U.S. Government grant recorded by the Company during the second, third and fourth quarters of 2001 (in millions):

	Second Quarter	Third Quarter	Fourth Quarter
Aircraft charges	$ 685	$ 496	$ 56
Facility exit costs	-	61	54
Employee charges	-	55	16
Other	-	20	23
Total special charges	685	632	149
Less: U.S. Government grant	-	(809)	(47)
	$ 685	$ (177)	$ 102

See Note 2 for a further discussion of special charges – net of U.S. Government grant.

In addition to the above items, during the second quarter of 2001, the Company recorded a gain of $45 million from the settlement of a legal matter related to the Company's 1999 labor disruption.

During the second quarter of 2000, the Company recorded a gain of approximately $57 million from the sale of the Company's warrants to purchase 5.5 million shares of priceline common stock (see Note 4). During the third quarter of 2000, the Company recorded a $14 million extraordinary loss on the repurchase prior to scheduled maturity of long-term debt (see Note 7). Results for the fourth quarter of 2000 included a gain of approximately $41 million for the recovery of start-up expenses related to the Canadian services agreement (see Note 4) and a charge of approximately $56 million for the Company's employee home computer program.

THE BOARD OF DIRECTORS AND STOCKHOLDERS
AMR CORPORATION

We have audited the accompanying consolidated balance sheets of AMR Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMR Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 8 to the consolidated financial statements, effective January 1, 2001 the Company changed its method of accounting for its derivative and hedging activities as required by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended.

Ernst & Young LLP

2121 San Jacinto
Dallas, Texas 75201
January 15, 2002

The management of AMR Corporation is responsible for the integrity and objectivity of the Company's financial statements and related information. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and reflect certain estimates and judgments of management as to matters set forth therein.

AMR maintains a system of internal controls designed to provide reasonable assurance, at reasonable cost, that its financial records can be relied upon in the preparation of financial statements and that its assets are safeguarded against loss or unauthorized use. An important element of the Company's control systems is the ongoing program to promote control consciousness throughout the organization. Management's commitment to the program is evidenced by organizational arrangements that provide for divisions of responsibility, effective communication of policies and procedures, selection of competent financial managers and development and maintenance of financial planning and reporting systems.

Management continually monitors the system for compliance. AMR maintains a strong internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements. Ernst & Young, independent auditors, is engaged to audit the Company's financial statements. Ernst & Young obtains and maintains an understanding of the internal control structure and conducts such tests and other auditing procedures considered necessary in the circumstances to render the opinion on the financial statements contained in their report.

The Audit Committee of the Board of Directors, composed entirely of independent directors, meets regularly with the independent auditors, management and internal auditors to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent auditors and the internal auditors meet periodically with the Audit Committee, without the presence of management, to discuss the results of their work and other relevant matters.

Donald J. Carty
Chairman, President and Chief Executive Officer

Thomas W. Horton
Senior Vice President and Chief Financial Officer

As of December 31, 2001	Seating Capacity	Owned	Capital Leased	Operating Leased	Total	Average Age (Years)
American Airlines Aircraft						
Airbus A300-600R	178/250/251	10	-	24	34	12
Boeing 727-200 [1]	138	33	-	-	33	23
Boeing 737-800	134	67	-	10	77	1
Boeing 757-200	176	75	11	31	117	8
Boeing 767-200	160	8	-	-	8	19
Boeing 767-200 Extended Range	158	9	12	-	21	16
Boeing 767-300 Extended Range	190/228	32	7	10	49	9
Boeing 777-200 Extended Range	223/245/252	40	-	-	40	2
Fokker 100	87	67	3	4	74	9
McDonnell Douglas MD-80	129	130	20	109	259	14
Total		471	53	188	712	10
TWA LLC Aircraft						
Boeing 717-200 [2]	100	-	-	30	30	1
Boeing 757-200	168	-	-	27	27	4
Boeing 767-300 Extended Range	215/233	-	-	9	9	7
McDonnell Douglas MD-80	131	19	23	61	103	9
Total		19	23	127	169	7
AMR Eagle Aircraft						
ATR 42	46	20	-	10	30	11
Bombardier CRJ-700	70	1	-	-	1	-
Embraer 135	37	40	-	-	40	2
Embraer 140	44	15	-	-	15	-
Embraer 145	50	56	-	-	56	3
Super ATR	64/66	40	-	3	43	7
Saab 340B	34	17	49	-	66	10
Saab 340B Plus	34	-	-	25	25	6
Total		189	49	38	276	7

[1] The Boeing 727-200 fleet will be removed from service by May 2002.
[2] The Boeing 717-200 fleet will be removed from service by June 2002.

In addition, the following owned and leased aircraft were not operated by the Company as of December 31, 2001: 15 owned and five operating leased Boeing 727-200s, 16 operating leased McDonnell Douglas DC-9s, 10 owned McDonnell Douglas DC-10-10s, six operating leased and one owned McDonnell Douglas MD-80s, three owned McDonnell Douglas MD-11s, two owned McDonnell Douglas DC-10-30s, and five owned, six capital leased and three operating leased Saab 340Bs.

BOARD OF DIRECTORS

John W. Bachmann
Managing Partner
Edward Jones
(Financial Services)
St. Louis, Missouri
Named a Director in 2001

David L. Boren
President
University of Oklahoma
(Educational Institution)
Norman, Oklahoma
Elected in 1994

Edward A. Brennan
Retired Chairman, President
and Chief Executive Officer
Sears, Roebuck and Co.
(Merchandising)
Chicago, Illinois
Elected in 1987

Donald J. Carty
Chairman, President and
Chief Executive Officer
AMR Corporation/
American Airlines, Inc.
(Air Transportation)
Fort Worth, Texas
Elected in 1998

Armando M. Codina
Chairman and Chief Executive Officer
Codina Group, Inc.
(Real Estate Investments,
Development and Construction,
Property Management
and Brokerage Services)
Coral Gables, Florida
Elected in 1995

Earl G. Graves
Chairman and Chief Executive Officer
Earl G. Graves, Limited
(Communications and Publishing)
Publisher and Chief Executive Officer
Black Enterprise Magazine
General Partner Black
Enterprise/Greenwich Street
Corporate Growth Partners, L.P.
New York, New York
Elected in 1995

Ann McLaughlin Korologos
Chairman Emeritus
The Aspen Institute
(Educational and Public Policy
Organization)
Aspen, Colorado
Elected in 1990

Michael A. Miles
Special Limited Partner
Forstmann Little & Co.
(Investment Banking)
New York, New York
Elected in 2000

Charles H. Pistor, Jr.
Retired Vice Chair
Southern Methodist University
(Educational Institution)
Dallas, Texas
Elected in 1982
Retired in March 2001

Philip J. Purcell
Chairman and Chief Executive Officer
Morgan Stanley Dean Witter & Co.
(Financial Services)
New York, New York
Elected in 2000

Joe M. Rodgers
Chairman
The JMR Group
(Investment Company)
Nashville, Tennessee
Elected in 1989

Judith Rodin
President
University of Pennsylvania
(Educational Institution)
Philadelphia, Pennsylvania
Elected in 1997

Roger Staubach
Chairman and Chief Executive Officer
The Staubach Group
(Real Estate Services)
Addison, Texas
Named a Director in 2001

BOARD COMMITTEES

EXECUTIVE COMMITTEE
Donald J. Carty, Chairman
David L. Boren
Earl G. Graves
Michael A. Miles
Philip J. Purcell

AUDIT COMMITTEE
Ann McLaughlin Korologos, Chairman
Armando M. Codina
Joe M. Rodgers
Judith Rodin

COMPENSATION/NOMINATING COMMITTEE
Edward A. Brennan, Chairman
Armando M. Codina
Michael A. Miles
Joe M. Rodgers
Judith Rodin

GOVERNANCE COMMITTEE
Edward A. Brennan, Chairman
David L. Boren
Earl G. Graves
Ann McLaughlin Korologos
Philip J. Purcell

The Executive Committee of the American Airlines Board of Directors is identical to the AMR Executive Committee.

AMERICAN AIRLINES, INC.

Donald J. Carty*
Chairman, President and Chief Executive Officer

Robert W. Baker*
Vice Chairman

Gerard J. Arpey*
Executive Vice President – Operations

Daniel P. Garton*
Executive Vice President – Customer Service

Michael W. Gunn*
Executive Vice President – Marketing and Planning

Peter J. Dolara
Senior Vice President – Miami, Caribbean and Latin America

Monte E. Ford
Senior Vice President – Information Technology and Chief Information Officer

Thomas W. Horton*
Senior Vice President – Finance and Chief Financial Officer

Dan P. Huffman
Senior Vice President – Maintenance and Engineering

Henry C. Joyner
Senior Vice President – Planning

Anne H. McNamara*
Senior Vice President and General Counsel

Susan M. Oliver
Senior Vice President – Human Resources

William K. Ris, Jr.
Senior Vice President – Government Affairs

Timothy J. Ahern
Vice President – Safety, Security and Environmental

Jane G. Allen
Vice President – Flight Service

Walter J. Aue
Vice President – Capacity Planning

James A. Beer
Vice President – Corporate Development and Treasurer

David R. Brooks
President – American Airlines Cargo Division

Jeffrey J. Brundage
Vice President – Employee Policy and Relations

David L. Campbell
Vice President – Alliance Base Maintenance

Jeffrey C. Campbell
Vice President – Europe

John A. Carpenter
Vice President – Corporate Affairs

Robert C. Cordes
Vice President – St. Louis

Lauri L. Curtis
Vice President – Reservations and eTDS

C. David Cush
Vice President – International Planning and Alliances

Thomas R. Del Valle
Vice President – Customer Service

Bernard J. DeSena
Vice President – Chicago

Timothy J. Doke
Vice President – Corporate Communications

Bella D. Goren
Vice President – Customer Services Planning

William T. Greene
Vice President – Finance and Planning for Maintenance and Engineering

Gregory F. Hall
Vice President – Line Maintenance

Douglas G. Herring
Vice President and Controller

Gary F. Kennedy
Vice President – Corporate Real Estate

Craig S. Kreeger
Vice President and General Sales Manager

Robert P. Kudwa
Vice President – Flight

Dennis LeBright
Vice President – Miami

John R. MacLean
Vice President – Purchasing

Charles D. MarLett*
Corporate Secretary

Scott D. Nason
Vice President – Operations Technology, Research and Analysis

Robert E. Olson
Vice President – Revenue Management

Randy H. Phillips
Vice President – Engineering and Quality Assurance

Ralph L. Richardi
Vice President – Operations Planning and Performance

Carmine J. Romano
Vice President – Tulsa Base Maintenance

John R. Samuel
Vice President – Customer Technology

Di Ann Sanchez
Vice President – Diversity and Talent Management

Peggy E. Sterling
Vice President – Dallas/Fort Worth

Andrew O. Watson
Vice President – e-Business

Kenneth D. Wilcox
Vice President – Technology Services

Carolyn E. Wright
Vice President – Human Resources Strategic Partnerships

AMERICAN EAGLE AIRLINES, INC.

Peter M. Bowler
President

Thomas F. Bacon
Senior Vice President – Marketing and Planning

R. Stan Henderson
Senior Vice President – Customer Services

Robert W. Reding
Chief Operations Officer

AMR INVESTMENT SERVICES, INC.

William F. Quinn
President

* AMR Corporation Officers

STOCK EXCHANGES

The AMR Corporation Trading Symbol is AMR. The common stock of AMR Corporation is listed for trading on the New York Stock Exchange. The common stock is also traded unlisted on the Pacific Stock Exchange.

FORM 10-K

A copy of the AMR Corporation Annual Report to the Securities and Exchange Commission for 2001 (Form 10-K) will be furnished without charge upon written request to:

Corporate Secretary
AMR Corporation
Mail Drop 5675
P.O. Box 619616
Dallas/Fort Worth Airport, TX 75261-9616

COMMON STOCK

Transfer Agent & Registrar
EquiServe Trust Co., N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
(201) 324-1225

MEDIUM TERM NOTES

Trustees
The Bank of New York
101 Barclay Street
New York, NY 10286

Citibank, N.A.
111 Wall Street
New York, NY 10043

Paying Agents
Chase Manhattan Bank
Corporate Trust Securities Window
Room 234 – North Building
55 Water Street
New York, NY 10041

Citibank, N.A.
111 Wall Street
New York, NY 10043

9%, 9.88% AND 10.20% DEBENTURES

Trustee & Paying Agent
The Bank of New York
101 Barclay Street
New York, NY 10286

9 ¾%, 9.8% AND 10% DEBENTURES AND 7.875% PUBLIC INCOME NOTES

Trustee & Paying Agent
Citibank, N.A.
111 Wall Street
New York, NY 10043

9% DEBENTURES

Trustee & Paying Agent
U.S. Bank, N.A.
100 Wall Street, Suite 2000
New York, NY 10005

PRINCIPAL OFFICES

AMR Corporation
Mail Drop 5675
P.O. Box 619616
Dallas/Fort Worth Airport, TX 75261-9616
(817) 963-1234

Market Price and Dividends

	Common Stock*	
	High	Low
2001		
1st Quarter	$ 43 3/4	$ 31 1/16
2nd Quarter	39 3/8	33 1/4
3rd Quarter	37 15/16	17 7/8
4th Quarter	23 5/16	16 1/2
2000**		
1st Quarter	$ 67 3/8	$ 30
2nd Quarter	37 7/8	26 7/16
3rd Quarter	34 11/16	26 1/8
4th Quarter	39 3/16	27 15/16

* *No cash dividends were paid during the periods.*

** *Effective after the close of business on March 15, 2000, AMR distributed 0.722652 shares of Sabre Holdings Corporation (Sabre) Class A common stock for each share of AMR stock owned by AMR's shareholders. As a result of the dividend, AMR's stock price was adjusted from $60 7/16 to $25 7/16 by the New York Stock Exchange after the market close on March 15, 2000 to exclude the value of Sabre. The pre-March 15, 2000 stock prices in the above table have not been adjusted to give effect to this distribution.*

Shareholders can also visit AMR's Internet site on the World Wide Web at www.amrcorp.com to receive financial and other company information, or to request a printed copy of financial materials.

Additionally, shareholders in the United States, Canada and most of the Caribbean can call (800) AMR-6177 to hear the most recent quarterly results or request a printed copy of financial materials. Shareholders residing in other areas should call (402) 573-9855.

2002 quarterly results will be released on the following dates with the shareholder information line and Web site updated shortly thereafter:

First Quarter:	April 17, 2002
Second Quarter:	July 17, 2002
Third Quarter:	October 16, 2002
Fourth Quarter:	January 15, 2003

Amer

AMR Corporation

P.O. Box 619616, Dallas/Fort Worth, Texas 75261-9616
The American Airlines internet address is www.aa.com
The AMR internet address is www.amrcorp.com